WAL★MART
MEXICO

WAL-MART DE MEXICO, S.A. DE C.V.

Blvd. Manuel Avila Camacho No.647, Col. Periodistas
Miguel Hidalgo
C.P. 11220 Mexico, D.F.
Tel. (52) 55 5283-0100
www.walmartmexico.com.mx

Representative shares of Capital Stock for Wal-Mart de Mexico, S.A. de C.V., are:

- Common
- Registered
- No-par value

Stock Symbol: **WALMEX**

Said shares are registered with the National Registry for Securities and Brokers and are traded in the Mexican Stock Exchange.

Registration with the National Registry for Securities and Brokers does not imply certification regarding the soundness of the security or the financial standing of the Issuer.

Annual report presented in keeping with general provisions applicable to securities issuers and other market players: year ending December 31, 2003.

COTIZA EN BOLSA MEXICANA DE VALORES

WALMEX

FILE N°
82-4609

TABLE OF CONTENTS

1) General Information

a) Glossary of Terms and Definitions

ADR's	American Depositary Receipt
ANTAD	National Retailers Association
ASDA	Wal-Mart Stores, Inc. self-service chain in the United Kingdom
MSE	Mexican Stock Exchange
Distribution center	Location for the receipt of goods form suppliers and store distribution
Devaluation	Mexican Peso devaluation against US dollar
EBITDA	Earnings Before Interest, Taxes, Depreciation, and Amortization
NCPI	National Consumer Price Index
GDP	Gross Domestic Product
Sales floor	Appointed area for merchandize retail
SKU's	Stock Keeping Units
Total Revenues	Net sales plus other income
Net sales	Goods sold in our stores
WALMEX	Stock Symbol for Wal-Mart de Mexico, S.A. de C.V.
Center	Made up by the following States: Aguascalientes, Colima, Hidalgo, Estado de Mexico, Guanajuato, Jalisco, Michoacan, Morelos, Puebla, Queretaro, San Luis Potosi and Tlaxcala
Metropolitan Area	Made up by the following States: Federal District and the Metropolitan Area
Northeast	Made up by the following States: Nuevo Leon and Tamaulipas
Northwest	Made up by the following States: Baja California Norte, Baja California Sur, Nayarit, Sinaloa and Sonora
North	Made up by the following States: Coahuila, Chihuahua, Durango and Zacatecas
Southeast	Made up by the following States: Campeche, Quintana Roo, Tabasco, Veracruz and Yucatan
Southwest	Made up by the following States: Guerrero, Chiapas and Oaxaca

FILE N° 82-4609

b) Executive Summary

Wal-Mart de Mexico is a major retail chain in Mexico. As of December 31, 2003, it operated 641 units throughout 64 cities nationwide, including self-service stores, apparel stores, and restaurants. With a clearly defined Vision. "Contribute towards improving the quality of life for Mexican families".

Financial Data[1]	*Million pesos*[2]		*Growth*
	2003	*2002*	*(%)*
RESULTS			
Net sales	Ps. 120,280	Ps. 110,017	9
Gross profit	25,285	22,917	10
Operating expenses	17,626	16,350	8
Operating income	7,659	6,567	17
EBITDA	9,966	8,653	15
Income before taxes	8,334	7,402	13
Taxes and profit sharing	2,687	2,262	19
Net income	**Ps. 5,647**	**Ps. 5,140**	**10**
FINANCIAL POSITION			
Cash	Ps. 11,764	Ps. 10,157	16
Inventories	10,736	11,203	(4)
Other assets	2,304	2,394	(4)
Fixed assets	40,849	38,340	7
Total assets	**Ps. 65,653**	**Ps. 62,094**	**6**
Suppliers	Ps. 14,892	Ps. 14,435	3
Other liabilities	8,682	8,249	5
Shareholders' equity	42,079	39,410	7
Total liabilities and shareholders' equity	**Ps. 65,653**	**Ps. 62,094**	**6**

We confirm our commitment to our country by continuously reinvesting our earnings to modernize and enlarge our installed capacity, distribution network and information systems. Thanks to this strategy, we have been able to consistently grow faster than the economy as a whole. It is enough to say that during 2003 the amount invested in fixed assets, 5,176 million pesos, was greater than earnings generated during the previous year.

We opened 46 new units of all our business formats, distributed as follows: 3 Sam's Clubs, 23 Bodega Aurrera stores, 8 Wal-Mart Supercenters, 1 Superama, 2 Suburbia stores and 9 restaurants, thereby increasing our installed capacity by 10 percent.

These openings took place in 24 cities located in the different geographical zones of the country. We initiated operations in nine locations where we were not previously present, four of which had no retail chains at all Moroleon, San Francisco del Rincon, Tecoman and Zitacuaro. Moreover, a Sam's Club was opened in the city of Campeche, our first unit in the state of the same name. With these openings, we now have presence in 64 cities and 31 of the 32 entities of Mexico.

[1]*Comparable information without differing membership income at Sam's Club. Information that defers said income is presented in the Selected Financial Information on page 22 and in the Consolidated Financial Statements.*

[2]*Note: All data contained in this report is given in constant pesos with purchasing power as of December 31, 2003.*

Our growth has enabled us to offer an ever growing number of consumers the benefits of our permanent philosophy of Every Day Low Prices, and thus in our sphere of influence we have contributed towards the development of an increasingly competitive environment and the reduction of inflation levels.

We have increased the supply of goods for the inhabitants of small cities as they now have the same assortment and prices available in Mexico City. Similarly, local suppliers can now have access to a broader market for the distribution and merchandising of their products.

Wal-Mart Stores, Inc., through one of its subsidiaries, is the majority shareholder of Wal-Mart de Mexico and as of December 31, 2003, its equity interest represented 62% of the capital stock.

i) WALMEX in the stock market

Wal-Mart de Mexico (WALMEX) has been listed in the Mexican Stock Exchange since 1977. It is one of the most important companies in the Mexican Stock Exchange index and in capitalization value. Its market value as of December 31, 2003 was 140,954 million pesos, represented by 4,432.9 million shares outstanding.

In the long term, Walmex has also given important yields for our shareholders. Any one who would have invested 6 pesos in purchasing 100 shares in 1977 and kept them reinvesting dividends decreed through time, would now have 560,129 pesos.

The Annual Shareholders Assembly of Wal-Mart de Mexico was held on February 25, 2004, where it was approved to grant the Series "C" holders the same rights that at the time had the Series "V" holders. As a result, Series "C" shares were treaded for Series "V".

As of March 1, 2004, series "V" shares are the only ones that represent the Capital Stock of the Company.

***Top ten companies is the Mexican Stock Exchange*[3]**

			Million pesos		
		Stock Symbol	*Capitalization Value*	*Total Revenues 2003*	*Employees*
1.	Telefonos de Mexico	TELMEX	Ps. 225,307	Ps. 116,848	62,103
2.	America Movil	AMX	198,586	85,941	24,961
3.	**Wal-Mart de Mexico**	**WALMEX**	**140,954**	**120,553**	**99,881**
4.	CEMEX	CEMEX	100,576	80,528	25,933
5.	Grupo Financiero BBVA Bancomer	GFBB	89,055	49,330	29,476
6.	Grupo Modelo	GMODELO	87,700	40,454	47,593
7.	Grupo Televisa	TLEVISA	67,561	23,563	12,248
8.	Carso Global Telecom	TELECOM	56,953	116,848	62,103
9.	America Telecom	AMTEL	52,820	85,941	9,255
10.	Coca-Cola FEMSA	KOF	Ps. 44,313	Ps. 35,729	39,711

c) Risk Factors

Wal-Mart de Mexico is exposed to factors that affect the purchasing power and/or consumer habits of the population. These factors can be economic, political or social, and among the most important are the following:

- **Employment and Wages.** An improvement in employment rates and the recovery noted in real wages during recent years have helped to increase sales for the company. If economic activity rates were to drop, these variables, especially that of employment, would be affected, thereby impacting sales figures.
- **Interest rates, exchange rates and inflation.** Historically Wal-Mart Mexico has generated surplus cash, enabling it to create financial income. A drop in interest rates could cause a reduction in said income, thus affecting the growth in earnings. Nevertheless, the Company feels that a drop in interest rates has a positive effect in the medium and long terms because it serves to improve the purchasing power of the

[3] *Source: Mexican Stock Exchange (MSE). Figures as of December 31, 2003.*

population. On the other hand, chaotic fluctuation in exchange rates could have an impact on inflation forecasts and reduce consumer purchasing power, which in turn would have an adverse effect on Company sales figures. It should be noted that the Company has no liabilities with cost, in either domestic or foreign currency.

- **Competition.** The Retail sector became extremely competitive during the last few years, forcing the participants to search for new ways to differentiate from each other.

  We have the conviction at Wal-Mart de Mexico to not only focus on volume as our competitive advantage, but on a long-term strategy focused in our clients.

  This strategy, supported by investments in technology and distribution centers, allows us to deliver Every Day Low Prices to our customers.

d) Other Securities

The Company has a sponsored Level I ADR program which quotes "over the counter" in the United States. The depositary bank is JPMorgan Chase Bank.

The same information is sent to the Mexican Stock Exchange as to the Securities and Exchange Commission.

Wal-Mart de Mexico has complied, during the last three fiscal periods, in form and time with the requirements of the Mexican and foreign legislation regarding relevant matters and periodical information such as quarterly and yearly reports on results.

e) Public Documents

This document may be found at the Mexican Stock Exchange website.

Moreover, the following documents are available to the Investor Public at Large, through the Mexican Stock Exchange.

- Notification of important events
- Monthly sales report
- Quarterly report on results: Consolidated Financial Statements (Financial Statements compared against the same quarter of the previous year)
- Annual Report, including the Consolidated and Audited Financial Statements for the last two fiscal periods.

Corporate Affairs:

Raul Argüelles Diaz Gonzalez (raul.arguelles@wal-mart.com)
Telephone: (52) 55 5283 0100 ext. 8928

Investor Relations:

Mariana Rodriguez de Garcia (m.rodriguez@wal-mart.com)
Telephone: (52) 55 5283 0100 ext. 8289

2) The Company

a) Issuer Background and Development

1958 The first Aurrera store was opened to the public in Mexico City.

1960 Superama begins operations.

1964 Vips begins operations.

1970 Suburbia and Bodega Aurrera initiate operations.

1977 Company shares were first traded in the Mexican Stock Exchange.

1986 The company changes its name to Cifra S.A de C.V. (Cifra).

1991 A joint venture agreement is signed with Wal-Mart Stores, Inc. (50%-50%) to open Sam's Club in Mexico. The first Sam's Club opened its doors in December of the same year.

1992 Joining the agreement are the new Aurrera, Bodega Aurrera and Superama units, in addition to the Wal-Mart Supercenters.

With this purpose in mind, two companies are created: Cifra-Mart and WMHCM, of which Cifra owns 50% and Wal-Mart Stores, Inc., the other 50%.

Cifra keeps 100% of its units opened prior to May 1992.

1993 Wal-Mart Supercenter initiates operations.

1994 The new Suburbia and Vips units are incorporated into the agreement.

1997 The joint venture companies merge into Cifra. Wal-Mart Stores makes a public tender offer in the Mexican Stock Exchange acquiring control of the Company.

Cifra remains a public company that operates all the businesses in Mexico (Sam's Club, Bodega Aurrera, Wal-Mart Supercenter, Aurrera, Superama, Suburbia and Vips).

2000 The General Shareholders' Meeting approves the change in name from Cifra S.A. de C.V., to Wal-Mart de Mexico S.A. de C.V. Its Stock Symbol is WALMEX.

2001 All Aurrera stores are converted to either Wal-Mart Supercenter or Bodega.

Investment in fixed assets	*2003*	*2002*	*2001*
Openings *(number of units)*	46	50	61
Investment *(million pesos)*	Ps. 5,176	Ps. 5,244	Ps. 4,651

We opened 46 new units of all our business formats, distributed as follows: 3 Sam's Clubs, 23 Bodega Aurrera stores, 8 Wal-Mart Supercenters, 1 Superama, 2 Suburbia stores and 9 restaurants, thereby increasing our installed capacity by 10 percent.

These openings took place in 24 cities located in the different geographical zones of the country. We initiated operations in nine locations where we were not previously present, four of which had no retail chains at all – Moroleon, San Francisco del Rincon, Tecoman and Zitacuaro. Moreover, a Sam's Club was opened in the city of Campeche, our first unit in the state of the same name. With these openings, we now have presence in 64 cities and 31 of the 32 entities of Mexico.

In 2002, we opened 50 units, thus increasing self-service installed capacity by 11%, and restaurant seats by 8%.

The year 2001 was extremely important for the company in terms of openings, with the inauguration of 61 operating units, which represented a 13% increase in self-service installed capacity and 12% in restaurant seats.

b) Business Description

i) Main Activity

As of December 31, 2003, Wal-Mart de Mexico, S.A. de C.V., operated 641 commercial units, meeting the needs of the population with our six different business formats. The common characteristic for all of them is the sell-thru of large volumes of merchandize, thus generating economies of scale.

SAM'S CLUB	Membership wholesale outlets	53 units $ 35,307 million pesos in sales 4,400 SKUs 71 million customers served 461,852 m^2 of sales areas 3 openings during 2003
BODEGA AURRERA	Discount stores	140 units $ 34,568 million pesos in sales 35,000 SKUs 210 million customers served 683,058 m^2 of sales area 23 openings during 2003
WAL*MART	Supercenters	83 units $ 32,725 million pesos in sales 75,000 SKUs 170 million customers served 736,479 m^2 of sales area 8 openings during 2003
Superama	Supermarkets	44 units $ 7,398 million pesos in sales 25,000 SKUs 53 million customers served 70,556 m^2 of sales area 1 opening during 2003
Suburbia	Apparel stores	52 units $ 6,223 million pesos in sales 16 million customers served 261,675 m^2 of sales area 2 openings during 2003
Vips El Portón Ragazzi	Restaurant chains. This division includes Vips, El Porton, and Ragazzi restaurants	269 units $ 4,059 million pesos in sales 80 million customers served 59,437 seats 9 openings during 2003

The Company is present in 64 cities throughout the country.


NORTH
NORTHWEST
NORTHEAST
SOUTHEAST
CENTER
METROPOLITAN AREA
SOUTHWEST

Presence by geographical region

	Sam's Club	*Bodega Aurrera*	*Wal-Mart Supercenter*	*Superama*	*Suburbia*	*Vips*	***Total***
Metropolitan Area	10	61	27	40	31	148	**317**
Center	15	55	23	4	14	59	**170**
Northeast	6	7	7	–	3	19	**42**
North	6	5	9	–	1	10	**31**
Northwest	7	–	9	–	–	7	**23**
Southeast	6	4	7	–	3	18	**38**
Southwest	3	8	1	–	–	8	**20**
Total	**53**	**140**	**83**	**44**	**52**	**269**	**641**

Cyclical performance

The demand for goods and services increases significantly during the last few months of each year as result of the holiday season. The fourth quarter represented 30.3% of the year's total revenues.

Revenues by Quarter

	2003 Total Revenues (million pesos)	*Contribution (%)*
1st Quarter	Ps. 27,457	22.8
2nd Quarter	28,472	23.6
3rd Quarter	28,075	23.3
4th Quarter	36,549	30.3
Total	**Ps. 120,553**	**100.0**

Vacations and Bank holidays also have a significant impact on sales performance.

Best value proposition

Our permanent philosophy of Every Day Low Prices constitutes our main competitive advantage and the opportunity to pass on the resulting benefits of everyday efficiencies to our customers.

This is an ongoing process that includes further price reductions "Rollbacks" during a minimum period of 90 days. Through these rollbacks, we were able to generate additional savings of 1,172 million pesos for our customers, surpassing our original goal by 17 percent.

Our value proposition also includes other programs, such as:

- • Sam's Club Business Members. The purpose is to more efficiently meet the needs of the different segments of business members.
- • New brands in Suburbia - Mary Kate & Ashley and G by George. The latter is a brand created by ASDA –Wal-Mart in the United Kingdom- the strategy of which is to offer fashion at the right price and moment as required by our consumers.
- • A GE Capital program was implemented in Bodega Aurrera, which offers credit for consumer goods to customers who would otherwise be unable to meet the requirements needed to obtain credit from a bank, thereby satisfying the credit needs of those customers whose monthly income is at least $1,500 pesos.

The acceptance and acknowledgment of our value proposition is evident in sales growth obtained throughout the year, that is, 3.5% for comparable units and 9.3% for total units. These growth figures were supported by an increased number of customers served: 600 million, which is 9.4% over the figure posted for 2002.

Suppliers

We are constantly looking for new ways to strengthen the relationships with our suppliers because we want them to continue being of mutual benefit and long-term. This takes on added importance when considering that approximately 90% of the merchandise sold in our units is purchased in Mexico.

It is important to mention the work conducted in conjunction with the country's development bank, Nacional Financiera, regarding the implementation of a program for productive chains in benefit of Mexico's small and medium-sized companies. Through the financing of more than 14,000 million pesos in working capital, over 1,300 micro and small entrepreneurs who are suppliers for Wal-Mart have benefited to date.

The company works with over 11,000 suppliers in order to obtain more than 130,000 different products.

Suppliers are classified by the product lines they offer, as follows.

- Soft Lines
- Hard Lines
- Groceries
- Fresh

Leadership

Our leadership is based on:

- Being a company that believes in equal opportunities and whose work activities are founded on three basic beliefs:
  - Respect for the individual, fostering teamwork and an open-door policy.
  - Customer service, always with a sense of urgency.
  - Strive for excellence, reflected in the spirit of competition and the conviction that everything is open to improvement.
- A multi-format business strategy that acknowledges differing needs among our customers and which allows us to efficiently leverage the opportunities the country has to offer.
- Investment in state-of-the-art technology, which allows for the best assortment at the lowest possible price.
- A professional, creative and highly motivated team.
- Sound financial standing.
- An organizational culture focused on productivity and permanently reducing prices.

- The developing of innovative and aggressive commercial strategies that seek to maximize our customers' purchasing power. *Every Day Low Prices* is a clear example of these types of strategies.

Walmex and the community

A fundamental part of the Wal-Mart de Mexico philosophy is to support social development programs in the communities where our units operate. With this in mind, and with a special focus on health, nutrition, education and children, in March 2003 the Wal-Mart de Mexico Foundation was created. Donations were given to 14 not-for-profit institutions that benefited 50,000 people in different states throughout Mexico.

Other examples of community ties in 2003 include the following:

- We continue to be one of the principal donors of fresh products to the Mexican Association of Food Banks, which are distributed to charity institutions and rural communities.
- "Give a Smile Away this Christmas", a program that consists of offering breakfasts and giving gifts purchased by our associates for orphans and senior citizens.

Several volunteer programs with Wal-Mart de Mexico associates were also conducted, including reforestation projects and support in collecting and shipping fresh products for the national drive "In Favor of a Mexico without Hunger", organized by the Mexican Association of Food Banks.

It is a source of great pride for Wal-Mart de Mexico to have received from the Mexican Center for Philanthropy recognition as a "Socially Responsible Company" for the third consecutive year, as a result of our community ties, business ethics, quality of life for those working for the company, and care for the environment.

Corporate governance

The policy of having best practices regarding corporate governance has been of great importance throughout the history of Wal-Mart de Mexico. We proudly maintain a culture of honesty and integrity that governs all our activities and has contributed considerably to our success.

- Board of Directors:

  The Board of Directors manages the company. It is at the Board that the commitment to and the importance of complying with good corporate governance begins.

  - Composition:
    - All the members are appointed each year by Series "V" shareholders during an Ordinary Shareholders' Meeting.
    - A minimum of 25% of all board members must be independent directors. There are currently four independent board members, out of a total of nine.
    - Every minority of shareholders whose voting shares represent at least ten percent of company's equity will have the right to appoint a board member and his/her alternate, who can only be removed at the same time as all the other board members.
    - The Board of Directors must meet at least once every three months.
  - Responsibilities:
    - Appoint the CEO.
    - Serve as advisor/counselor for senior management.
    - Work actively with the CEO to develop the company strategy.
    - Oversee the performance of senior management.
    - Conduct a yearly review of the performance of the CEO.
  - Other Practices:
    - The Board evaluates the performance of individual directors.
    - Independent directors have experience in the core business of the Company.
    - The Board has access to independent advisors.
    - The company has separate Chairman and CEO positions.
    - There is a limited number of boards to which the CEO and the Directors may belong.

- Amalgamation of Stock
  - In accordance with our commitment to have the Best Corporate Governance Practices and in keeping with the best practice of "one share one vote and the same rights for all shareholders", the Annual Shareholders Assembly granted Series "C" holders the same rights as those of Series "V", thus the totality of Wal-Mart de Mexico Capital Stock is represented by one stock series, granting the same voting rights to all shareholders.

The Board of Directors will be assisted in their duties by two committees:

- **Audit Committee**
  - Consisting of three members, the majority of which are independent. Among other duties, it must select the Outside Auditor for the company and establish its fees, review the adequacy of internal controls and compliance with all applicable accounting and legal regulations.
  - Additionally, the Audit Committee must review any and all operations with related parties engaged in by the company. Moreover, this Committee has the ability to review financial statements to ensure that they adequately reflect the financial situation of the Company. There is a procedure in place to receive, keep a record of, and reply to complaints regarding potentially questionable accounting practices, in addition to those involving internal controls or auditing matters. Likewise, there is a procedure that guarantees the anonymity of persons lodging complaints regarding accounting issues.
  - The Audit Committee has the necessary authority and resources to hire lawyers and any other type of outside advisors required to assist in the performance of its duties.
  - Other practices are listed as follows:
    - All Audit Committee members are experts in the field of finance
    - Outside auditors do not render consultancy services for the Company
    - Outside auditors are periodically changed
- **Executive Committee**
  - Consisting of five members, the majority of which are independent. Among other duties, it is charged with overseeing the strategic planning for the company, evaluating executives and establishing their compensation.

Code of ethics:

- Open-door policy
- Supplier relations
- Accounting and computer standards
- Information disclosure
- No discrimination
- Use of property, facilities and company assets
- Conflicts of interest
- Gifts and gratuities
- Privileged information
- Health, safety and environment
- Equal employment opportunities
- Conflict of interest on the job
- Harassment and inappropriate behavior
- Hiring of family members

Each year Wal-Mart de Mexico answers the Code of Corporate Best Practices questionnaire and sends it to the Mexican Stock Exchange. Said information is available at the MSE website.

Corporate Financial Conservatism and Transparency

Balance Sheet

As can be seen in our Financial Statements, our financial position is sound. We are debt-free and have a strong cash position. What is more, we have the capacity to generate sufficient cash flow to finance growth with our own resources.

Our company has been known for its conservative approach to its finance.

Assets	• Cash: Short-term investments in the money market. We do not invest in derivatives or in the stock market • Inventories: Merchandise to be sold in our stores • Other assets: This includes VAT and other taxes receivable, as well as prepayments for rent, advertising, etc. • Fixed assets: Land, buildings and equipment for our stores
Liabilities	• Suppliers: Accounts payable regarding merchandise for sale in our stores • Other liabilities: Mainly composed of deferred taxes pursuant to Generally Accepted Accounting Principles
Shareholders' equity	• Our policy of continuous earnings reinvestment as well as our unchanging focus on our business has allowed us to achieve important levels of capitalization

Consolidated Balance Sheet
(Million pesos)


ASSETS
LIABILITIES AND SHAREHOLDERS' EQUITY
Cash
11,764
Inventories
10,736
Other assets
2,304
Fixed assets
40,849
14,892
Suppliers
8,872
Other liabilities
41,889
Shareholders' equity
TOTAL $65,653

ii) Distribution Channels

Our centralized distribution system continues to be a key tool to improving merchandise delivery time as well as reducing costs. On July 1, 2003, we opened a new distribution center for dry goods in the city of Monterrey, having a built area of 223 thousand square meters. It ranks second in size and supplies our Sam's Clubs, Bodega Aurrera stores and Wal-Mart Supercenters.

The centralized distribution and our information systems are key tools to achieving relationships that are more productive. In addition to reducing costs, they allow us to enhance the quality, assortment and timeliness of the merchandise offered in our stores, thereby improving our sell-thru. With centralized delivery, processes are simplified and operating costs are reduced. Moreover, we can offer our regional suppliers access to national markets. By having detailed information by item and by store, we can both improve our planning processes and generate greater transparency regarding negotiations because everyone has access to the same information.

As of December 2003, there were 11 distribution centers in operation, with an installed capacity of 733 thousand square meters.

Distribution Centers

City	*Name*	*Service*
Mexico	Cuautitlan (2)	Dry goods and meat plant
	Cabeza de Juarez	Produce
	La Naranja	Apparel distribution for Suburbia
	San Martin Obispo	Dry goods
	Comisariato	Distribution for Vips
Monterrey	Sam's dry	Dry goods for Sam's
	Fresh	Produce
	Dry	Dry goods
Guadalajara	Fresh	Produce
	Dry	Dry goods

Logistics
WAL★MART

The building of a distribution center for refrigerated and frozen goods that will serve as a cold chain for produce, meet, fish, seafood and frozen goods, will be completed during 2004.

Said distribution center will allow us to improve the quality of the products and reduce inventories and shrinkage.

iii) Patents, Permits, Brands and other Contracts

All commercial brands for the different business formats (Wal-Mart Supercenter, Sam's Club, Superama, Bodega Aurrera, Suburbia, Vips, El Porton, Ragazzi, El Malecon, La Finca and San Remo Cafe), as well as the products bearing the private labels (Great Value, Equate, Members Mark, GRX, Week End, MC Metrolpolis Company, Non Stop, Gianfranco Duna, Vips, Etc.), are registered trademarks property of Wal-Mart Stores, Inc. and Wal-Mart de Mexico, S.A. de C.V., said trademarks are used by the operating companies under license agreements and/or sub-license agreements with indefinite validity. The Company also uses brands registered to third parties through license agreements usually for indefinite time that guarantee use and compliance with the applicable legislation.

The legal use and preservation of the rights of the private labels is of great importance to Walmex, they grant value to the Company and in some way are responsible for the prestige of the Corporation. The products related to this private labels are identified by the customer as quality goods.

"Vips" is one of the main brands of the group under which several restaurants operate. Ten of this restaurants are franchises that are located in eight different States (Tampico, Ciudad Victoria, Ciudad Madero,

Guadalajara, Tuxtla, Merida, Veracruz and Jalapa). This franchises expire form 2006 to 2013 with no industrial contract.

iv) Principal Customers

Our principal customer is the public in general.

Mexico is a country with great diversity, differing demographics, preferences and socioeconomic levels. Our multi-format strategy allows us sufficient flexibility to efficiently meet the needs of the different population sectors.

Throughout 2003, we served 600 million customers.

v) Applicable Legislation and Tax Situation

Wal-Mart de Mexico, S.A de C.V., is a corporation established under Mexican law that complies with all the legal dispositions for the construction and operation of its units, with special emphasis on: Environmental and ecological constructions, urban development, operation, hygiene, alcoholic beverages retail and advertisements in agreement with federal and local authorities.

Furthermore, Wal-Mart de Mexico complies with the commercial basic principles ruling the relation between suppliers and consumers established by the Federal Consumer Protection Law.

Wal-Mart de Mexico is registered in the Ministry of Finance and Public Credit under the regime for major contributors and consolidates for fiscal reasons. Walmex complies with all the fiscal dispositions regarding the development of the Corporation.

The main laws that regulate Walmex are: Securities Market Law, General Corporation and Partnership Law, Income Tax Law, Value Added Tax Law, Asset Tax Law, Luxury Tax, Mexican Institute Industrial Property Law, Federal Consumer Protection Law.

vi) Human Resources

Wal-Mart de Mexico is a company that grows and generates jobs for the country. Throughout 2003, we created over 7,000 new permanent jobs, thus totaling 38,736 direct positions during the last five years, which represents the 8% of the total permanent jobs created during the past five years[4].

At the close of the year, our associate headcount came to 99,881, 48% of which are women. Company employees are classified by age according to the following table:

Associates age classification

	18 to 24	*25 to 34*	*35 and older*	***Total***
Associates	32,052	42,399	25,430	**99,881**
Percentage	32%	42%	26%	**100%**

We have policies and procedures in place that allow for close communication with all our associates.

We are firm believers in equal opportunities for men and women alike. The recognition awarded us by the National Women's Institute as a company committed to the Gender Equality model is a source of great pride and it motivates us to ratify said commitment.

As of December 31, 2003, the company maintains an independent relationship per each unit, with 44 labor unions in the different regions of the country, essentially belonging to the Mexican Labor Confederation and the Revolutionary Agricultural Confederation for 70% of the employees. The remaining 30% are non-union. The company maintains a good relationship with the aforementioned unions, therefore to date there have been no conflicts with any of them.

[4] *Source: Secretary of Labor and Social Prevision*

vii) *Environmental Performance*

Our commitment to the ecology and the environment is a permanent one. All of our new units are built with water treatment plants that enable us to recycle up to 80% of the water used in each store. In order to continue with measures such as this one, we have created the Committee on Ecology, which will be in charge of finding, promoting, and implementing environment-friendly actions.

We have established energy savings programs that have allowed us to reduce consumption in our company by 15.4 million kilowatt/hour per year, which is equivalent to the energy needed to supply electricity to 4,790 mid-income homes for a whole year.

viii) *Market Information*

Wal-Mart de Mexico is a public traded retail company that operates self-service stores, membership wholesale outlets, apparel stores and restaurants. Wal-Mart de Mexico competition is made up by:

- Establishments with a sales area of more than 600 square meters, three or more exit lanes and scanning technology, as well as independent self-service stores with one or two exit lanes an a sales area no greater than 600 square meters, such as: Soriana, Comercial Mexicana, Gigante, Chedraui, Casa Ley, Carrefour, Futurama, Super Chalita, San Francisco de Asis, HEB, Almacenes Zaragoza, Casa Chapa, Central Detallista, Comercial V.H., among others.
- Convenience stores, opened 15 or more hours, such as: Super 7, Oxxo, Mode, Super Rapiditos, Bip-Bip, Mercados Mexicali, Super Flash, Super K, Super Deli, Supers del Rio, Super Tiendas del Hogar, Super Fiesta, Circulo K, Super Dos, Comextra, JV, Matador, Extra, On the Run, Super Tip, Super Dos, etc.
- Apparel and specialized stores, such as: Coppel, El Palacio de Hierro, El Puerto de Liverpool, Sears Roebouck, Sanborns Hermanos, Famsa, Elektra, Home Mart, Home Depot, Office Max, Office Depot, Zara, Radio Shack, Singer, Deportes Marti, etc.
- Membership wholesale outlets, such as: Costco, City Club and Price Smart.
- Establishments operated by public agencies, such as: ISSSTE, UNAM, etc.

As of December 2003, ANTAD membership included 102 retail chains with 6,754 stores, of which 46 are self-service, 17 are apparel and 38 specialized chains. It involves an installed capacity of 8.9 million square meters and through out 2003 posted sales for $275,000 million pesos.[5]

Nevertheless, a major part of the population in our country customarily shops in traditional establishments, such as markets, open-air markets, grocery stores and mom and pop businesses, or through the informal sector of the economy. Both maintain a high market share since they are able to supply populations that, due to mere numbers, cannot access other establishments.

Growth, systems, logistics and distribution investments are focused on increasing and modernizing our installed capacity and distribution. This leads to a more efficient operation, with lower costs, allowing us to serve our customers better every day. Wal-Mart de Mexico maintains its position within the industry by maintaining the competitive advantages.

[5] *Source: ANTAD (Sales report, December 2003) and Infosel*

ix) *Corporate Structure*

Wal-Mart de Mexico is listed in the Mexican Stock Exchange whose major shareholder is Wal-Mart Stores, Inc., through one of its subsidiaries, holding 62.4% of the shares. The remaining 37.6% are held by the market.

As of December 31, 2003, the company's market value was $140,954 million pesos.


WAL★MART
Stores, Inc.*
MEXICAN STOCK EXCHANGE
62.4 %
37.6 %
WALMEX
SELF-SERVICE
APPAREL
RESTAURANTS

* *Through one of its subsidiaries.*

WALMEX has a 99.9% equity interest in the following groups of companies:

Group	*Line of Business*
Nueva Wal-Mart	Operation of 53 (50 in 2002) Sam's Club membership self-service wholesale stores, 140 (116 in 2002) Bodega Aurrera, discount stores, 83 (75 in 2002) Wal-Mart Supercenter hypermarkets, with apparel, general merchandize and supermarket departments and 44 Superama supermarkets during both years.
Suburbia	Operation of 52 (50 in 2002) Suburbia stores with apparel and accessories for the entire family.
Vips	Operation of 215 (208 in 2002) Vips restaurants serving international cuisine, 47 (45 in 2002) El Porton restaurants Irving Mexican food, and 7 restaurants specializing in Italian food during both years.
Real estate	Real estate developments and management of real estate companies.
Corporate entities	Providing of professional services to companies in the Group.

Wal-Mart Stores, Inc.

Wal-Mart Stores, Inc., is the majority shareholder for Wal-Mart de Mexico, S.A. de C.V., though one of its subsidiaries.

As of January 31, 2004, Wal-Mart Stores operated 4,923 commercial units throughout the world, of which 3,551 are in the United States, 640[6] in Mexico, 267 in the United Kingdom, 235 in Canada, 92 in Germany, 53 in Puerto Rico, 34 in China, 25 in Brazil, 15 in South Korea and 11 in Argentina. In addition, it owns a 37.8% share of Capital Stock in Seiyu, Ltd., and has the option to purchase up to 69.4% by December 2007. Seiyu operates over 400 units in Japan.

Sales for Wal-Mart Stores, Inc. during the last fiscal period amounted to 256,000 million dollars, an increase of 12% over the similar prior year period.

Wal-Mart Stores common sock is listed on the *New York and Pacific Stock Exchanges* under the symbol WMT.

[6] *Excludes one restaurant El Porton, closed between December 31, 2003 and January 31, 2004.*

x) *Description of Main Assets*

As of December 31, 2003, the company's assets were represented primarily by its cash position ($11,764 million pesos), days on hand ($10,736 million pesos) and fixed assets such as real estate, stores, restaurants, distribution centers, fixtures and equipment ($40,849 million pesos).

The majority of the units are owned, although there are some that are leased.

Fixed assets are described as follows:

Description by Business Format

Format	*Description*	*Units*	*Sales area (square meters)*
Sam's Club	Membership wholesale outlets	53	461,852
Bodega Aurrera	Austere discount stores	140	683,058
Wal-Mart Supercenter	Supercenters	83	736,479
Superama	Supermarkets	44	70,556
Suburbia	Apparel stores	52	261,675
Vips	Restaurant chains. This division includes Vips, El Porton, and Ragazzi restaurants.	269	59,437[7]

In addition, the company has 11 distribution centers with an installed capacity of 733 thousand square meters, as shown in section *ii. Distribution Channels* of this report.

Growth Plan

The market consists of a variety of segments of differing characteristics. Wal-Mart de Mexico is well positioned and has grown at a greater pace than the rest of the market because it has met the needs of these segments with each other of its business formats and by consistently offering value to its costumers.

Mexico is a country offering considerable growth opportunities and it has over 100 million inhabitants, of which 50% are below the age of 21, and 33% under 14 years of age.

We confirm our commitment to Mexico by continuously reinvesting our earnings in the country.

We will continue investing in growth and productivity. The growth plan for the next 18 months considers the opening of 77 operating units; we estimate a 15% growth in installed capacity with an investment of over 7,000 million pesos.

Expansion Plan 2004[8]

Business Format	*Openings*
Sam's Club	9
Bodega Aurrera	38
Wal-Mart Supercenter	6
Superama	10
Restaurants	14
Total	77

As said in *section ii Distribution Channels*, a distribution center is under construction in Mexico City, it will begin operations in 2004.

[7] *Seats.*

[8] *The program contemplates an 18-month horizon.*

xi) *Legal, Administrative or Arbitration Cases*

Currently there are no cases of this type that could substantially affect the operation of the corporation.

xii) *Representative Shares of Capital Stock*

As of December 31, 2003, 2002 and 2001, nominal capital stock was as follows:

Capital Stock			
	Thousand pesos		
	2003	*2002*	*2001*
Fixed	Ps. 650,372	Ps. 525,000	Ps. 525,000
Variable	4,914,896	5,076,675	3,978,553
Total	**Ps. 5,565,268**	**Ps. 5,601,675**	**Ps. 4,503,553**

Capital stock at December, 31 2003, 2002 and 2001 consisted of the following registered shares with no par value:

Stock Structure			
	Number of shares		
Series	*2003*	*2002*	*2001*
Series "V"	3,909,124,724	3,909,124,724	3,909,124,724
Free subscription common shares			
Series "C"	523,780,121	552,779,121	534,733,374
Free subscription shares without voting rights			
Total number of shares	**4,432,904,845**	**4,461,903,845**	**4,443,858,098**

In the years ended December 31, 2003, 2002 and 2001, the company repurchases its own series "C" shares, resulting in the following reduction in capital stock:

Shares repurchased			
	2003	*2002*	*2001*
Number of shares	28,999,000	30,851,200	30,015,000
Theoretical historical value (thousand pesos)	Ps. 36,407	Ps. 38,732	Ps. 30,418
Theoretical restated value (thousand pesos)	Ps. 36,694	Ps. 40,771	Ps. 34,140

The difference between of theoretical restated value and the repurchase cost of the shares acquired was applied to the previously established reserve for the repurchase of shares.

The Annual Shareholders Assembly of Wal-Mart de Mexico took place on February 25, 2004, where the amalgamation of Series "C" with series "V" shares was approved.

xiii) Dividends

During 2003, a cash dividend was paid at the rate of $0.37 nominal pesos per share, representing a total amount of 1,677 million pesos.

The Company intends to continue paying yearly dividends, the amount of which will depend upon growth opportunities, the economic situation, and the competitive environment, among other factors.

In keeping with this, WALMEX decreed a dividend payment in 2002, payable in stock or in cash, to be decided by each shareholder. The cash payment amounted to $0.31 nominal pesos per share and stock payments were one series "C" for every 75 outstanding shares of any of the series held by the shareholder.

- 82.5% of all shareholders requested payment in-kind
- The remaining 17.5% of our shareholders requested their dividend payment in cash

On February 27, 2001, and agreement was reached to distribute a dividend of $0.45 nominal pesos for each representative share of corporate capital stock, regardless of the series.

FILE N° 82-4609

3) Financial Information

a) Selected Financial Information

	2003	*2002*	*2001*	*2000*	*1999*
GDP *(Growth, %)*	1.3	0.7	-0.1	6.6	3.7
Annual Inflation *(%)*	4.0	5.7	4.4	9.0	12.3
Peso Devaluation *(%)*	8.7	13.3	-4.8	1.3	-3.9
Exchange Rate *(Peso / dollar)*	11.3	10.4	9.2	9.6	9.5
Average Interest Rate *(28 day Cetes, %)*	6.2	7.1	11.4	15.3	21.5
RESULTS[9]					
Net Sales	120,280	110,017	97,312	84,849	75,985
Growth	9%	*13%*	*15%*	*12%*	*5%*
Other Income	273	505	443	366	274
Growth	*-46%*	*14%*	*21%*	*34%*	*20%*
Total Revenues	120,553	110,522	97,755	85,215	76,259
Growth	*9%*	*13%*	*15%*	*12%*	*5%*
Gross Profit	25,004	22,917	20,235	17,367	15,393
Profit margin	*20.7%*	*20.7%*	*20.7%*	*20.4%*	*20.2%*
Operating Expenses	17,626	16,350	14,613	12,874	11,573
As percentage of total revenues	*14.6%*	*14.8%*	*14.9%*	*15.1%*	*15.2%*
Operating Income	7,378	6,567	5,622	4,493	3,820
As percentage of total revenues	*6.1%*	*5.9%*	*5.8%*	*5.3%*	*5.0%*
Growth	*12%*	*17%*	*25%*	*18%*	*42%*
EBITDA	9,685	8,653	7,480	6,281	5,505
As percentage of total revenues	*8.0%*	*7.8%*	*7.7%*	*7.4%*	*7.2%*
Comprehensive Financial Income	840	980	1,386	1,579	1,720
Income Before Tax	8,053	7,402	6,795	5,906	5,664
Income Tax & Employees' Profit Sharing	2,596	2,262	2,186	1,814	1,264
Income Before Extraordinary Items	5,457	5,140	4,609	4,092	4,400
Growth	*6%*	*12%*	*13%*	*-7%*	*22%*
Net Income	5,457	5,140	4,609	4,092	4,438
Growth	*6%*	*12%*	*13%*	*-8%*	*14%*
Cash Generated	**10,603**	**9,396**	**8,707**	**7,793**	**7,279**
FINANCIAL POSITION[9]					
Cash	11,764	10,157	10,331	13,765	11,630
Inventories	10,736	11,203	9,689	9,016	8,729
Other Assets	2,304	2,394	2,084	1,607	1,502
Fixed Assets	40,849	38,340	35,347	32,643	31,209
Total Assets	**65,653**	**62,094**	**57,451**	**57,031**	**53,070**
Suppliers	14,892	14,435	13,518	14,278	12,818
Other Liabilities	8,872	8,249	7,830	7,474	1,665
Shareholders' Equity	41,889	39,410	36,103	35,279	38,587
Total Liabilities and Shareholders' Equity	**65,653**	**62,094**	**57,451**	**57,031**	**53,070**
OTHER INFORMATION					
Number of Units	641	595	550	496	458
Number of Associates	99,881	92,708	84,607	74,790	70,700
Outstanding Shares *(Millions)*	4,433	4,462	4,444	4,474	4,536

[9] *In millions pesos, as of December 31, 2003*

b) Financial Information by Line of Business and Geographical Region

As of December 31, 2003, the Company had a total of 641 operating units, representing 2,213,620 square meters of sales floor and 59,437 restaurant seats.

Sales during the last three periods are broken down by business format as follow:

Shares in sales by business format			
	2003	*2002*	*2001*
Sam's Club	29%	30%	29%
Bodega Aurrera	29%	28%	26%
Wal-Mart	27%	27%	28%
Superama	6%	6%	7%
Suburbia	5%	5%	6%
Vips	4%	4%	4%
Net sales *(million pesos)*	**Ps. 120,280**	**Ps. 110,017**	**Ps. 97,312**

The geographical breakdown of the business units for Wal-Mart Mexico during the last three years is as follows:

Breakdown of units by geographical region			
	2003	*2002*	*2001*
Metropolitan Area	49.5%	51.4%	54.2%
Center	26.5%	25.1%	23.1%
Northeast	6.6%	6.7%	5.6%
North	4.8%	4.5%	4.5%
Northwest	3.6%	3.7%	3.6%
Southeast	5.9%	5.5%	5.6%
Southwest	3.1%	3.0%	3.3%
Total Units	**641**	**595**	**550**

As of December 31, 2003, the installed capacity for the company by geographical region is as follow:

Breakdown of units by geographical region and by business format			
	Units	*Self-service + Suburbia*	*Vips*
Metropolitan area	317	37.2%	53.8%
Center	170	31.5%	21.9%
Northeast	42	7.8%	7.2%
North	31	7.5%	3.9%
Northwest	23	6.5%	2.9%
Southeast	38	6.3%	6.9%
Southwest	20	3.2%	3.4%
Total	**641**	**2,213,620** *square meters*	**59,437** *restaurant seats*

c) Management Comments and Analysis regarding Operating Results and Issuer Financial Situation

In 1958, 45 years ago, our company inaugurated in Mexico City our first self-service store. Since then, we have always maintained a very clear view of the reason behind all our activities: "Contribute towards improving the quality of life for Mexican families". This translates into a permanent commitment to Mexico and its inhabitants, which in our sphere or influence means commitment to our costumers, to our associates, to our suppliers, to our shareholders, and to Society in general. It is with a great satisfaction that we can say that during 2003, Wal-Mart de Mexico fulfilled and confirmed this commitment.

Being committed to **Mexico** and its inhabitants implies investing, creating jobs and taking our assortments and low prices to every corner of the country. This improves the supply or merchandise and fosters healthy competition, which in turn reduces the cost of living for the inhabitants of each city or region where we set up operations. Throughout 2003, we invested 5,000 million pesos to build, modernize and make our stores, restaurants, information systems and distribution center more efficient. We opened 46 new stores and restaurants, nine of which are located in cities where we had no prior presence. We now have 641 operating units, which during the year served 600 million customers, a figure that is 9.4% higher than that recorded for 2002. Our expansion program for the following 18 months includes an investment of 7,000 million pesos and the opening of 77 units, as well as our new distribution center of fruits, vegetables and refrigerated and frozen goods, located in Mexico City.

The commitment to our **Customers** means offering them "Every Day Low Prices." At the start of 2003, we publicly stated our intention to save our customers 1,000 million pesos through rollbacks, that is, price reduction in several products for minimum periods of 90 days. As of December 31st, savings amounted to 1,172 million pesos, surpassing the established goal by 17 percent.

To this end, we promoted efficiency throughout the entire supply chain. On the one hand, we worked towards finding new ways to reduce expenses, which once again reached record lows as a percentage of sales in the history of our company. On the other, our suppliers, by providing them with detailed information on the sale of each of their products at each of our stores, can efficiently plan their inventories, production processes, and market strategies, thereby producing savings beyond those already achieved with the centralized delivery of merchandise.

During 2004, we will step up our efforts to offer our costumers even lower prices, in keeping with our permanent philosophy of Every Day Low Prices.

Being committed to our **Associates** means offering job opportunities in an environment of respect and dignity. Throughout the year, we created over 7,000 permanent new jobs, thus totaling 39,000 direct jobs during the last five years and closing 2003 with 99, 881 associates.

We are convinced that it does not suffice to just offer employment opportunities but also to promote the personal and professional development for each and every associate who works in our company. We have therefore invested large amounts of resources in training for all our associates. During the year, we put four stores-of-learning into operation and invested 4.3 million man-hours in training and courses for operating and executive improvement, thereby being able to promote more than 14,000 associates.

The recognition awarded our company by the National Women's Institute because for our commitment to the model of Gender Equality is a great source of pride to us. Said institution evaluated and certified that our hiring procedures, work conditions, training and development offer equal opportunities to men and women alike, giving us a final rating of 98.4 out of a possible 100. There are currently 48,000 women working in our company, thus representing 48% of our associates.

Our commitment to our **Suppliers** means working in the development and growth of each of them. Small and medium sized companies are of great importance to Wal-Mart de Mexico, and therefore the work performed together with Nacional Financiera, the development bank of Mexico, to develop productive chains takes on added importance. To date, over 1,300 micro and small companies who are suppliers for Wal-Mart de Mexico have received working capital financing. The resources dedicated to this program during the last two years come to 14,000 million pesos. Our company is committed to establishing long-term, win-win relationships with our suppliers, as we are well aware that on their growth and development hinges our ability to offer our costumers the products they demand.

Another action to promote the development of micro enterprises in the program initiated by Sam's Club, which consists of offering its business members the infrastructure, advice and merchandise needed to set up a

small grocery store. Within just three months of having this novel concept in operation, by the end of the year we had already been able to help in the creation of 153 new stores throughout Mexico. This is a concrete example of how our operating units serve as drivers of economic activity, which in this case involves small merchants.

Our commitment to our **Shareholders** is to protect and grow the value of the assets they have entrusted us, regardless of the share each one holds in the Company's equity. Wal-Mart de Mexico is one of the most important companies in the Mexican Stock Exchange Index, and also in terms of market value, carrying with this fact an enormous responsibility to each and every one of our shareholders. From the moment our company began to trade in the Mexican Stock Exchange in 1977, we have consistently adopted Corporate Governance best practices and have always respectfully kept in mind the best interests of our minority shareholders. In the future, we shall continue to ensure compliance with all applicable standards and provisions. Moreover, we shall continue to supply additional and timely information on the situation faced by our business. During 2003, we enthusiastically received the recognition with which Global Finance magazine honored us by naming us the best retail company in Latin America. We feel equally proud of the results of the yearly survey conducted by Expansion magazine, wherein Wal-Mart de Mexico is considered the most admired company for its financial results as well as the most admired company for its financial results as well as the most admired retailer in Mexico. Such recognitions serve as encouragement so each and every one of us who are part of this company may continue giving our all.

Regarding the results obtained for the year, it is with enormous satisfaction that we are able to report that once again, our sales, operating income, EBITDA and net income before extraordinary items were the best in our history.

It should be noted that not only did we obtain excellent results, but that these were possible through improved efficiency levels, as can be witnessed by the fact that our Return on Capital Employed improved as compared to the figure posted the previous year. For the third consecutive year, Wal-Mart de Mexico paid dividends to its shareholders, 0.37 pesos per share, which totaled an expenditure of 1,677 million pesos. The Company intends to continue paying dividends in the future, the amounts of which will depend on growth opportunities, the economy and competitive factors.

A fundamental condition for maintaining the appeal of our stock with the investor community is the ever-important long-term yield. Suffice to say that anyone investing 6 pesos in the purchasing of 100 shares when the company went public in 1977, would now have 560,129 pesos should the holder of said shares kept them and if the dividend decreed through time had been reinvested.

Making a commitment to **Mexico** implies being a Corporate Citizen that seeks the improvement of society as a whole and in this vein, the year 2003 was very important. We not only received recognition as a Socially Responsible Company for the third consecutive year, but also went on to create the Wal-Mart de Mexico Foundation, whose purpose is to channel the resources of our company and each and every one of our associates in benefit of specific social initiatives. Among some of the initiatives supported in 2003 were welfare institutions for children as well as for children with terminal diseases; orphanages; homes for the needy; women's shelters; the promotion of jobs for women; and organizations devoted to environment conservation.

Our Commitment to Mexico throughout the year translated into specific actions and results that can make us feel proud, and which serve as a new benchmark for continued improvement every day. The well-being of our costumers, suppliers, shareholders and our society in general will continue to pave the way, as always with a long-term vision, for the direction of all our actions.

i) Operation Results

Full year sales for Walmex totaled $120,280 million pesos, $10,263 million pesos over the figure recorded for the same period in the previous year. This represents a 9.3% growth in real terms, once adjusted for inflation. Comp store sales grew 3.5% over the same period of the previous year.

Our sales growth was driven by an increase in customer count. During the 12 months of the year, we served 600 million customers. This figure represents 9.4% more in terms of total stores over the same period of the previous year.

During the January-December 2003 period, the gross margin was 20.7%, the same percentage reported in 2002. In monetary terms, gross profit was 9.1% higher than the previous year.

Operating expenses represented 14.6% of total revenues, 20 basis points below 2002.

Operating income grew 12.3% and represented 6.1% of total revenues. Without considering the deferral of Sam's Club membership income, operating income would have represented 6.3% of total revenues; a 16.6% increase over the previous year.

EBITDA recorded an 11.9% increase in real terms, to reach 8% of total revenues for the group. Without considering the above-mentioned Sam's Club effect, EBITDA would have grown 15.2% over the previous year levels and would have represented 8.2% of total revenues.

Income before tax was $8,053 million pesos, with an 8.8% increase in real terms.

Net consolidated income for the period comprising January-December 2003 amounted to $5,457 million pesos, representing 4.5% of total revenues, with an increase of 6.2% in real terms, as compared to the same period of the previous year. Without considering the deferral of Sam's Club membership income, net income would have represented 4.7% of total revenues; a 10% increase over the previous year.

The Company's performance for the last 5 fiscal years is presented in the *Selected Financial Information on page 22.*

ii) Financial Position, Liquidity and Capital Resources

As of December 2003, Walmex cash position amounted to $11,764 million pesos, after investing more than $5,000 million pesos in construction, modernization and efficientization of stores, restaurants, information systems and distribution centers, as well as repurchased shares for $823 million pesos and payment of dividends to our shareholders for $1,677.

Cash surpluses are invested conservatively in the money market.

The expansion plan for the next 18 months considers an investment of more than $7,000 million pesos in 77 operating units, as well as a our new distribution center in Mexico City for produce and refrigerated and frozen goods. Said investments will come from Company resources.

Historically, Wal-Mart de Mexico has financed its growth with resources from its operation; there are no liabilities with cost.

Some of Walmex ratios are shown as follows:

Ratios	2003	2002
Net income to shareholders' equity	13.03%	13.04%
Net income to total assets	8.31%	8.28%
Net sales to total assets	1.84 times	1.78 times
Net sales to fixed assets	2.95 times	2.88 times
Inventory turns	8.90 times	7.82 times
Long term liabilities to fixed assets	0.00%	0.00%
Net income to paid interests	0.00 times	0.00 times

iii) Internal Control

Having the highest regulation standards and an appropriate control atmosphere is fundamental in achieving Wal-Mart de Mexico's objectives.

The company's internal control assures:

- Assets safety
- Compliment of established policies
- Proper operations registry
- Reliable and timely information
- Prevention, identification and detection of frauds

The control of our operation is supported in several administrative systems in order to comply with fiscal requirements and obtain detailed information.

Our control processes are dynamic, continuously adapting to the changes in our environment:

1. Policies and procedures
   - Restrictive regulatory environment
2. Accounting control
   - Account catalog
   - Accounting guidelines and allocation of balance accounts
   - Monthly conciliations and exception reports
3. Duties segregation

As a Public Corporation, Wal-Mart de Mexico operates with the Corporate Best Practices

- Ethics Code
- The majority of the board members are independent directors
- Audit Committee
- Financial transparency and communication of relevant information
- Open-door policy; any associate can inform irregularities to higher hierarchy levels

The Audit Committee consists of three independent members. Among other duties, it must review the adequacy of internal controls and compliance with all applicable accounting and legal regulations. Additionally, the Audit Committee must review any and all operations with related parties engaged in by the company.

The Corporation has a Vice-presidency in charge of legal matters and normative compliment. Among other duties, it must communicate and train the Company's personnel in the importance of following legal dispositions creating a culture of legal obedience. The progress of the program is informed periodically to the Audit Committee.

The area of internal audit is in charge, among other things of: Evaluation of internal controls, periodical revisions, recommendations. This area also reports relevant matters regarding the business operation to the Audit Committee.

The Internal Audit area reports directly to the President of the Company and the Audit Committee.

d) Critical Accounting Policies

We follow generally accepted accounting principles in preparing our financial statements. These principles require us to make certain estimates in some of the items. However, we do not have any Critical Accounting Policies.

4) Administration

a) Outside Auditors

The Consolidated Financial Statements for the company and its subsidiaries as of December 31 of each year have been audited by Mancera, S.C. member of Ernst & Young Global since 1998. Without any adverse comments.

The Audit Committee of Wal-Mart de Mexico is charged with the responsibility of selecting the Outside Auditor for the Company.

The fees paid in 2003 to the Outside Auditor amounted to 9.4 million pesos for auditing and other services rendered.

b) Operations with Related Parties and Conflicts of Interest

It is company policy to avoid operations that could imply conflicts of interest and therefore no operations are conducted with Board Members or company officials.

Nonetheless, there are operations conducted with Wal-Mart Stores, Inc., and other related parties. These consist of the purchasing of merchandise and the payment of services and royalties.

Accounts payable to suppliers and other accounts payable include the following balances owed related parties:

Accounts payable due to related parties as of December 31,			
	Thousands of Pesos		
	2003	*2002*	*2001*
Accounts payable to suppliers:			
C.M.A. – U.S.A., L.C.	Ps. 682,160	Ps. 777,930	Ps. 616,273
WMGS Co., LTD.	14,515	-	-
Total	**Ps. 696,675**	**Ps. 777,930**	**Ps. 616,273**
Other accounts payable:			
Wal-Mart Stores, Inc.	Ps. 185,289	Ps. 158,933	Ps. 143,590

During the fiscal periods that ended on December 31st, the following operations were conducted with related parties:

Operations with related parties as of December 31,			
	Thousands of Pesos		
	2003	*2002*	*2001*
Imported merchandise for sale	Ps. 3,564,066	Ps. 3,776,519	Ps. 3,072,663
Technical assistance, services and royalties	Ps. 758,401	Ps. 611,497	Ps. 494,466

c) Administrators and Shareholders

The duties and powers of the Board of Directors are outlined in the Corporate Bylaws as can be seen in the following extract:

The Board of Directors is charged with the businesses pertaining to the Corporation and shall conduct the operations, proceedings and contracts related to the purpose of the Corporation, with the exception of those that by law or that these Bylaws reserve as the sole domain of the General Regular or Special Shareholder Assembly Meetings. Said Board shall represent the Corporation before all manner of administrative and judicial authorities, with general power of attorney for ownership and government procedures and for lawsuits and collections, without any limitations, as pursuant to article two thousand five hundred and fifty-four under the Civil Code for Mexico City. Moreover, it is authorized to exercise those powers that by law require special clauses, including the following, among others:

- Perform actions strictly pertaining to ownership such as, sell, mortgage or in any other manner perform a transfer or lien, as well as lease or affect, corporate property.
- Accept money as a loan, pay guarantees, buy in installments and conduct credit operations without any limitations, including the signing and accepting of any manner of negotiable instruments and become a surety on behalf of the Corporation.
- Direct, manage and in general control corporation businesses and the administration of all its properties, overseeing compliance with all contracts and agreements that have been signed with the purpose of meeting corporate objectives.
- Prepare, approve and present to the examiner and shareholders the yearly financial information document as required by law, and present to the shareholders the resolutions deemed appropriate with regards to income, profits and losses.
- Suggest plans and standards to be followed by the Corporation, especially with regards to purchase, sale, leasing, liens, mortgages and transfers of all manner of properties, real estate, rights and concessions, franchises, the securing of loans, and all other major administrative proceedings and problems.
- Freely appoint and remove proxies and other corporate officials and employees, grant them powers and modify the same but always setting the limits outlined under Clause Seventeen, establish the emoluments and set the personal guaranty that should be paid to secure absolute compliance with obligations.
- Establish and close branch and agency offices for the company.
- With limits established under Clause Seventeen, wholly or partially delegate powers to any person, entity, group of persons, managers or any other official or proxy, as well as granting general or special powers, legal mandates or administrative proxy for any period of time, and delegate to any person, whether a member or not of the Board of Directors, the power to confer or revoke general and special powers, and to perform any other proceeding that should be completed.
- To issue and convert shares when it does not imply changes to the Capital Stock.
- The non-delegable power to resolve the purchasing of representative shares of Capital Stock, through the Mexican Stock Exchange, at current market price, chargeable to Capital Stock and, should the case arise, a reserve stemming from net earnings for the purchasing of own shares. In addition, its later placement among the investor community. Perform all procedures pertaining to ownership such as to sell, mortgage or perform any manner of transfer or lien, and to lease or put up in guarantee corporate property.
- The non-delegable power of the board to approve operations not falling under the regular line of business and which would take place between the corporation and its partners with persons who are part of the corporate management, or with whom said persons have equity ties, or if applicable, blood ties or ties to the second degree, the spouse or common law spouse. Those operations representing more than one percent of corporate assets. The purchase or sale of ten percent or more of assets and the granting of guarantees for amounts exceeding thirty percent of assets.
- After having first received an opinion from the Audit Committee, decide on and approve those transactions that the Corporation or its Subsidiaries wish to execute with related parties or which compromise corporate wealth as per Article 14 bis, Section IV, paragraph d), of the Securities Market Act.

- All others conferred by national law and Company Bylaws that are not reserved as the sole domain of the shareholders.

The corporate administration shall be conducted by a board of directors. Said board shall consist of the number of directors determined by the General Regular Shareholders' Assembly, and they shall be no less than five and no more than twenty. The totality of directors shall be appointed by Series "V" shareholders. Moreover, for each director, a corresponding alternate shall also be appointed.

Minority shareholders who represent at least ten percent of capital stock, represented by subscribed corporate stock with voting rights shall have the right to choose a Director and an Alternate Director and who may be removed only when the other board members are removed.

Once the Board of Directors is duly formed, in its first meeting it should appoint among its members a Chairman, and one or two Vice-Chairmen. Should two be appointed for this latter position, the first one appointed shall serve as first Vice-Chairman and the second as Second Vice-Chairman. In addition a secretary must be appointed and a treasurer is optional, both who may or may not be Board members.

The Board of Directors will be assisted in their duties by two committees:

- **Audit Committee**

  Consisting of three members, the majority of which are independent. Among other duties, it must select the Outside Auditor for the company and establish its fees, review the adequacy of internal controls and compliance with all applicable accounting and legal regulations.

  Additionally, the Audit Committee must review any and all operations with related parties engaged in by the company. Moreover, this Committee has the ability to review financial statements to ensure that they adequately reflect the financial situation of the Company. There is a procedure in place to receive, keep a record of, and reply to complaints regarding potentially questionable accounting practices, in addition to those involving internal controls or auditing matters. Likewise, there is a procedure that guarantees the anonymity of persons lodging complaints regarding accounting issues.

  The Audit Committee has the necessary authority and resources to hire lawyers and any other type of outside advisors required to assist in the performance of its duties.

  Other practices are listed as follows:

  - All Audit Committee members are experts in the field of finance
  - Outside auditors do not render consultancy services for the Company
  - Outside auditors are periodically changed

- **Executive Committee**

  Consisting of five members, the majority of which are independent. Among other duties, it is charged with overseeing the strategic planning for the company, evaluating executives and establishing their compensation.

Board of Directors 2003, as of February 25, 2004

Chairman of the Board
Cesareo Fernandez
Board member since 1989

Vice-Chairman of the Board
Ernesto Vega[10]
Board member since 2001

Directors	**Alternate Directors**
Cesareo Fernandez *Board member since 1989*	R. Lee Stucky[10] *Board member since 2000*
Eduardo Castro-Wright *Board member since 2001*	Jose Angel Gallegos *Board member since 2004*
Craig R. Herkert[10] *Board member since 2001*	Marc N. Rosen[10] *Board member since 2001*
John Lewis[10] *Board member since 2004*	R. Lee Stucky[10] *Board member since 2000*
Rafael Matute *Board member since 1998*	Jose Angel Gallegos *Board member since 2004*
John B. Menzer[10] *Board member since 2000*	Marc N. Rosen[10] *Board member since 2001*
Eduardo Solorzano *Board member since 2000*	Jose Angel Gallegos *Board member since 2004*
Jesus Reyes Heroles[10] *Board member since 2004*	Marc N. Rosen[10] *Board member since 2001*
Ernesto Vega[10] *Board member since 2001*	R. Lee Stucky[10] *Board member since 2000*

Secretary
Jose Luis Rodriguezmacedo
Alternate Secretary
Enrique Ponzanelli
Examiner
Alberto Tiburcio
Alternate Examiner
Agustin Aguilar

Audit Committee
John Lewis[10]
Jesus Reyes Heroles[10]
Ernesto Vega, President[10]

Executive Committee
Eduardo Castro-Wright
Cesareo Fernandez
Craig R. Herkert[10]
John Lewis[10]
John B. Menzer[10]

[10] *Independent directors*

Main Executives (April 2004)

Chairman of the Board of Directors

Cesareo Fernandez
60 years old and 38 years of experience in the Company.

Chief Executive Officer

Eduardo Castro-Wright
49 years old and 3 years of experience in the Company.

Executive Vice-presidents

Jose Angel Gallegos
Executive Vice-president People Division. 53 years old and 24 years of experience in the Company.

Rafael Matute
Executive Vice-president and Chief Financial Officer. 44 years old and 17 years of experience in the Company.

Eduardo Solorzano
Executive Vice-president and Chief Operating Officer. 46 years old and 15 years of experience in the Company.

Senior Vice-presidents

Xavier del Rio
Senior Vice-president Real State. 56 years old and 26 years of experience in the Company.

Scot Rank
Senior Vice-president Self Service. 43 years old and 3 years of experience in the Company.

Jose Luis Rodiguezmacedo
Senior Vice-president Legal. 48 years old and less than a year of experience in the Company.

Vice-presidents

Raul Argüelles Diaz
Vice-president Corporate Affairs. 40 years old and less than a year of experience in the Company.

Miguel Baltazar
Vice-president Wal-Mart Supercenter. 51 years old and 28 years of experience in the Company.

Alejandro Bustos
Vice-president Suburbia. 52 years old and 32 years of experience in the Company.

Francisco Casado
Vice-president Centralized Negotiations, Food. 51 years old and 23 years of experience in the Company.

David Dager
Vice-president Centralized Negotiations, General Merchandize and Apparel. 45 years old and 18 years of experience in the Company.

Alberto Ebrard
Vice-president Centralized Negotiations, Special Divisions. 42 years old and 11 years of experience in the Company.

Joaquin Gonzalez
Vice-president Logistics and Distribution. 38 years old and 14 years of experience in the Company.

Eduardo Juarez
Vice-president Internal Audit. 55 years old and 26 years of experience in the Company.

Gian Carlo Nucci
Vice-president Vips. 34 years old and 11 years of experience in the Company.

Herbert Pelka
Vice-president Real Estate. 49 years old and 24 years of experience in the Company.

Demetrio Ruiz
Vice-president Strategic Planning and Marketing. 43 years old and 2 years of experience in the Company.

<u>Mario Sanchez</u>
Vice-president Superama. 45 years old and 3 years of experience in the Company.

<u>Jose Luis Torres</u>
Vice-president Bodega. 45 years old and 29 years of experience in the Company.

<u>Maria del Carmen Valencia</u>
Vice-president and Chief Information Officer. 36 years old and 16 years of experience in the Company.

<u>Simona Visztova</u>
Vice-president Sam's Club. 36 years old and 11 years of experience in the Company.

Directors

<u>Craig R. Herkert</u>
President and CEO, Wal-Mart the Americas - International. 4 years of experience in the Company.

<u>John Lewis</u>
Senior Vice-president and CFO, Wal-Mart International. 8 years of experience in the Company.

<u>John B. Menzer</u>
President and CEO, Wal-Mart International. Executive Vice-president Wal-Mart Stores. 9 years of experience in the Company.

<u>Jesus Reyes-Heroles</u>
Mexico's ambassador to the United States from October 1997 to November 2000.
Secretary of Energy from January 1996 to October 1997 and President of the Board for PEMEX, CFE and Luz y Fuerza del Centro during the same period.
Banobras CEO from December 1994 to December 1995
Member of the Board for Banamex Citigroup.

<u>Marc N. Rosen</u>
Vice-president of Strategic Planning, Wal-Mart International. 4 years of experience in the Company.

<u>R. Lee Stucky</u>
Senior Vice-president and CAO, Wal-Mart International. 23 years of experience in the Company.

<u>Ernesto Vega</u>
He joined Grupo DESC in 1971, where he held several different positions, including Vice President of Corporate General Management.
Member of the Board for Grupo DESC and Profuturo GNP.

Examiner

<u>Alberto Tiburcio</u>
34 years of experience in Mancera, S.C., member of Ernst & Young Global. President and CEO of said company since January 1, 2001.
Member of the Executive Committee of Ernst & Young America; member of the advising committee of the firm Global and partner in the Mexico and Central America region.

Alternate Examiner

<u>Agustin Aguilar.</u>
24 years of experience in Mancera, S.C., member of Ernst & Young Global.
Member of the Professional Proceedings Committee and in charge of the Audit Quality Review Program.

No member of the Board or Executives are related to each other. No Director or Executive has significant holdings in the Company, either as individuals or as a group.

The total payment made from the Company to its Directors and main Executives during the year ended December 31, 2003 amounted to 134 million pesos. The payment made by the Company to the totality of its personnel, including its main Executives but excluding its Directors, is composed by a fixed part and a variable component, represented by a bonus for results, whose amount depends in the accomplishment of goals stated in the Business Plan for the year in question.

As of December 2003, the Company had a Personnel Stock Option Plan, constituted by 62,011,850 WALMEX series "C" shares presented in the Balance Sheet of the Company at their purchase cost and

restated buy the National Consumer Price Index. Said fund is to offer stock purchase programs to company Executives, pursuant to the authorization granted by the National Bank and Securities Commission and to that outlined in the company bylaws. During the period from January 1 to December 31, 2003, a total of 16,616,186 shares were assigned, and 11,294,169 shares were vested. The Company purchased the stock necessary for this plan through the Mexican Stock Exchange. The stock holdings in the Personnel Stock Option Plan Fund represent only 1.4% of outstanding shares as of December 31, 2003.

Intersalt, S. de R.L. de C.V. is the majority shareholder of Wal-Mart de Mexico, S.A. de C.V., and its equity interests as of December 31, 2003 amounts to 62.4% of the representative shares of the Capital Stock. The remaining shares trade freely in the Mexican Stock Exchange.

Stock situation as of December 31, 2003

	Millions of Shares			
	Series V	*Series C*	***Total***	*%*
Intersalt, S de R.L. de C.V.	2,730	36	**2,766**	62.4
Personal Stock Option Plan Fund	-	62	**62**	1.4
Subtotal	2,730	98	**2,828**	63.8
Market	1,179	426	**1,605**	36.2
Total	**3,909**	**524**	**4,433**	**100.0**

In turn, Wal-Mart Stores, Inc. is the majority shareholder of Intersalt, S. de R.L. de C.V.

Wal-Mart Stores, Inc. is a U.S. Corporation listed in the New York and Pacific Stock Exchanges; its Stock Symbol is WMT.

d) Corporate Bylaws (in force as of February 25, 2004)

CHAPTER ONE
NAME, ADDRESS, PURPOSE, AND TERM

ONE.- The Corporation is to be named WAL-MART DE MEXICO. This name shall be employed always followed by the words SOCIEDAD ANONIMA DE CAPITAL VARIABLE, or with its abbreviation S.A. DE C.V.

TWO.- The legal domicile for the company shall be in Mexico City, Federal District, but representations or branch offices may be established or conventional domiciles may be stipulated in any other place within the Republic of Mexico or abroad.

THREE.- The purpose of the corporation is:

1. To build, acquire, or transfer property and use it, transfer it and lease it, and in general conduct any operation allowed by law with regards to said property.
2. Establish and use, lease out or be leased, purchase or transfer by means of any negotiable instrument, one or more businesses such as those known as stores, department stores, supermarkets, restaurants, Cafes, cafeterias, soda fountains or similar establishments, as well as any other business whose use is not the exclusive domain of the State, or Mexican corporations with an exclusion clause for foreign nationals, or which requires more than fifty-one percent of Mexican capital.
3. To purchase, sell, manufacture, outsource, import and export any manner of national and foreign products or merchandise, or market the same either directly or through third parties.
4. Enter into general commercial transactions with any type of negotiable instruments, issued either by Mexican or foreign corporations and in particular the purchasing of stock or corporate shares in commercial or industrial ventures, including the temporary purchase of stock issued by the Corporation itself, charged to the capital stock and if the case, a reserve stemming from net earnings for the purpose of purchasing own shares, in compliance with legal requirements regarding the purchase of stock or shares. Any companies in which Wal-Mart de Mexico, S.A. de C.V., is a majority shareholder shall not

directly nor indirectly invest in shares of the same, nor in any other company who is a majority shareholder for Wal-Mart de Mexico, S. A. de C.V., except in the case when the shares are purchased to comply with granted stock options or which can be given to the employees of said companies, if and only if the shares held do not exceed twenty-five percent of the total shares in stock of the corporation.

5. Conduct all manner of commercial commission operations and mediation in commercial businesses, pursuant to that outlined in the previous paragraphs.
6. Directly or through third parties, build, install and operate workshops, laboratories, retail shops and warehouses with the purposes outlined in the previous paragraphs.
7. Render legal, financial, economic and administrative professional services, and in general services of any type to all manner of companies, either commercial or industrial, as well as to individuals or corporations.
8. Sign all manner of contracts with individuals or corporations to direct, manage, finance, establish or run any type of commercial or industrial company.
9. Sign all manner of contracts as corporations or partnerships with individuals or corporations required to meet the purposes of the Company.
10. Issue, purchase, sell and endorse all manner of credit instruments and securities permitted by law; give all manner of real or personal guarantees, and enter into mortgage, guarantee and surety agreements.
11. Sign all legal proceedings and enter into any and all agreements and contracts that are directly or indirectly related to the purpose of the Company.

FOUR. – The term of the Corporation shall be ninety-nine years beginning on the eighth day of March, in the year nineteen hundred and ninety-three.

CHAPTER TWO
CAPITAL STOCK AND SHARES IN STOCK

FIVE. Capital stock shall be variable with a fixed minimum of Eight Hundred and Seventy-Eight Million, Three Hundred and Ten Thousand, One hundred and Eighty-Eight Pesos, National Currency, without the right to withdrawal, and an unlimited variable amount.

Capital stock shall be divided into two classes of shares: **A)**.- Class one, consisting of representative shares of minimum capital, and **B)**.- Class two, comprising representative shares of variable capital.

The aforementioned classes correspond to a single series, free subscription nominal shares, identified as Series "V", which shall represent one hundred percent of the voting shares and which may be subscribed or purchased by local or foreign individuals or companies.

The minimum capital stock shall be represented by Five Hundred and Twenty-Nine Million, Five hundred and Fifty-Three Thousand, One Hundred and Three series "V" shares, non par value, wholly subscribed and paid in full. Said amounts may vary due to the repurchase of own shares by the Company, informing the Annual Regular Shareholders' Assembly of said decision.

Capital shall be subject to increases due to later contributions from partners or from admitting new partners, and due to the presumptions set forth in Article one hundred and sixteen of the General Corporation and Partnership Law. Moreover, the capital can be subject to reductions due to partial or complete withdrawals of contributions and because of reimbursements to shareholders and to absorb losses.

Increases and/or reductions to the variable portion of the capital stock must be approved by the general regular or special shareholders' assembly, as deemed best. This must then be included in the minutes of the corresponding meeting, except in those cases when shareholders exercise their right to withdrawal, when the increases or reduction are of the type outlined under Article 14 Bis 3, paragraph I of the Securities Market Act. Shares in stock will also be non par value in matters pertaining to future increases and reductions in capital stock.

SIX.

1. All the shares into which the capital stock is divided are registered, indivisible, and with no par value. Series "V" shares confer rights on the holders and make them liable to those obligations corresponding to common stock.

The Corporation shall keep a shares record containing the data required by article one hundred and twenty-eight of the General Law on Comercial Enterprises. The Corporation will consider as owner of said registered shares whomever appears as such in the aforementioned record. To this end, the corporation must record the transfers performed at the request of any holder.

2. With regards to the distribution of gains, Series "V" shares shall under no circumstances have priority or preference over Series "C" shares. Printed instruments shall represent all shares. Provisional certificates may be issued until definitive instruments are printed.
3. The provisional certificates and definitive instruments for the shares representing the capital stock must be of a different color so as to easily distinguish the pertinent class and series to which they belong. They must be consecutively numbered and may guarantee one or several shares. They must contain all that is required by article one hundred and twenty-five of the General Law on Commercial Enterprises. Clauses five, six and twenty-five herein must be printed to the letter on them. They must have two written or facsimile signatures of either the Chairman, Vice Chairmen, CEO if a board member, or secretary for the Board of Directors of the corporation, or that of two members of said board as appointed by the board for said purpose. They shall also include an attachment of coupons duly numbered upon request of the owner. The instruments or provisional stock certificates may be exchanged for others of different denominations, but only if the new instruments or certificates guarantee the same number of shares as those given in exchange. Should the instruments or provisional certificates be lost, stolen or destroyed, they may be replaced pursuant to that set forth under Heading One, Chapter Roman Numeral One, Paragraph Two of the General Law on Credit Instruments and Operations, where expenses for said replacement to be covered by the owner of said certificates or instruments.

   Any and all shareholders, by virtue of being the same, are subject to the provisions of the articles of incorporation and the resolutions legally approved by the General Shareholders' Assembly and by the Board of Directors.
4. For the holders of shares to exercise the right to withdraw class two shares (variable part), in addition to complying with that established under articles two hundred and twenty and two hundred and twenty-one of the General Law on Commercial Enterprises, the corresponding reimbursement shall be paid according the following:
   I. The lower of the following two values: Ninety-five percent of the stock exchange quoted value, obtained from the average weighted price per volume of operations conducted during the thirty working days prior to negotiating Issuer stock, prior to the date the withdrawal should come into effect during a period no greater than six months, or the book value of the stock according to the corresponding Balance Statement upon closing of the period exactly one year before the withdrawal is to take effect. This must be with prior approval by the Regular General Shareholders' Assembly.
   II. The payment of the reimbursement shall be performed by the Corporation as of the day following the holding of the Regular General Shareholders' Assembly meeting that approves the Balance Sheet for the period in which the withdrawal is to take effect.

CHAPTER THREE
GENERAL SHAREHOLDERS' ASSEMBLY

SEVEN.

1. The supreme authority for the Corporation is the General Shareholder Assembly, who shall hold either regular or special meetings.
2. The regular shareholder assembly should meet:
   I. To become familiarized with the matters outlined under article one hundred and eighty-one of the General Law on Commercial Enterprises.
   II. To approve the purchase or transfer of shares and the use of the right of withdrawal under the following circumstances:
      a. When the purchase value for shares from another corporation, due to one or several simultaneous or successive purchases, exceeds twenty percent of the book value for Wal-Mart de Mexico Sociedad Anonima de Capital Variable, according to the latest financial statement for

the Corporation. Assembly approval is not required when purchasing shares from other corporations whose activities are similar to the industrial, commercial or service-related activities of Wal-Mart de Mexico Sociedad Anonima de Capital Variable.

b. When the transfer value for stock from another corporation, due to one or several simultaneous or successive transfers, exceeds twenty percent of book value according to the latest financial statement for Wal-Mart de Mexico, Sociedad Anonima de Capital Variable. Prior approval by the assembly shall be required if the share transfer implies, due to one or several simultaneous or successive operations, the loss in control by the Corporation, whose activities are similar to the industrial, commercial or service-related activities of Wal-Mart de Mexico, Sociedad Anonima de Capital Variable.

c. When the right to withdraw variable capital of another corporation, due to one or several simultaneous or successive transactions, and the reimbursement of shares whose value exceeds twenty percent of the book value according to the latest financial statement for Wal-Mart de Mexico, Sociedad Anonima de Capital Variable, prior approval from the Assembly shall also be required when said withdrawal implies, due to several simultaneous or successive transactions, loss of control over the Corporation, whose activities coincide with the industrial, commercial or service-related activities conducted by Wal-Mart de Mexico, Sociedad Anonima de Capital Variable.

III. To appoint the outside auditor for the Corporation.

IV. In cases required, to present the amount of capital stock that could be affected by the purchase of own shares as well as that of the corresponding reserves created for such purpose by the assembly itself, with the only limitation being that the sum of the resources allocated for that purpose shall under no circumstances exceed the total balance for net earnings for the Corporation.

V. Any other matter not established by law or by the Bylaws herein as being the sole domain of the General Special Shareholders' Assembly.

3. The general regular assembly meetings may be held at any time but must meet at least once a year within four months after the close of the corporate period. The general regular assembly that is informed of the results of the period must in turn present a report pursuant to that outlined under article one hundred and seventy-two of the General Law on Commercial Enterprises. Said report shall be in regards to the prior corporate period for the company or companies for which Wal-Mart de Mexico, Sociedad Anonima de Capital Variable owns fifty percent or more of shares and when the purchase value has exceeded twenty percent of the book value for the controlling company upon close of the corporate period. In addition, the shareholders shall receive a report from the Audit Committee.

4. The General Regular Assembly meetings shall be considered legally held at the first call to the same when at least half of the voting shares in capital stock are represented and the decisions made shall be considered valid when arrived at through a majority of votes of those present at said meetings. Should it not be possible for the Assembly to meet on the date designated, a second call shall be made and shall be designated as such. Said meeting may be held and considered as legal with as many voting shares that are represented and decisions made shall be considered as valid when arrived at through a majority vote of those present.

5. Special General Assembly meetings shall deal with the following matters as per that outlined under article one hundred and eighty-two of the General Law on Commercial Enterprises:

I. An extension of Corporate duration;
II. Termination of the Corporation in advance of agreed upon date;
III. Increase or reduction in Capital Stock;
IV. Changes to the Corporate purpose;
V. A change in Corporate nationality;
VI. Transformation of the Corporation;
VII. Corporate mergers or break-up;
VIII. Issuance of preferred stock;
IX. Amortization by the Corporation of own shares, issuance of common stock for preferred stock called in;
X. Issuance of bonds; and
XI. Any other change to the corporate contract.

In addition to the matters listed above, the Special General Assembly meetings must deal with the following:

   a. Legal restructuring of the corporation.
   b. Changes to the rights of any corporate stock. Special General Shareholder meetings are considered legally constituted, in the case of a first call, when at least seventy-five percent of voting shares are represented. The decisions made are considered valid if approved by shareholders holding at least half of said shares. In the case of second or later calls, the Special General Shareholder meetings are considered legally constituted when at least fifty percent of voting shares are present. Their decisions are considered valid if approved by shareholders representing at least fifty percent of voting stock.
6. Should the General Regular Assembly need to deal with matters that according to the Bylaws herein are the domain of the special shareholders' assemblies due to reforms made to articles one hundred and eighty-one and one hundred and eighty-two of the General Law on Commercial Enterprises, the same quorum and the same majority rule as that outlined under paragraph five above are required for decisions to be deemed valid.

EIGHT.- General Shareholders' Assemblies shall be held according to the following rules:

1. Meetings are to be held at the corporate legal domicile, with the exception of unforeseeable circumstances or cases of force majeure. The call to meeting shall be made by the board of directors or one of the examiners with the exception of that stipulated under articles one hundred and sixty-eight, one hundred and eighty-four and one hundred and eighty-five of the General Law on Commercial Enterprises. Said call shall be published in the Official Daily Gazette or in a major newspaper obtained in the place of the legal domicile. Said call is to be published at least fifteen days prior to the meeting, with the exception of that set forth under clause seven, paragraph two, subparagraph Roman numeral two of the Bylaws herein, whereby the minimum notice shall be five days prior to the meeting. The call to meeting shall include the date, time and place of the assembly, the agenda, and shall be signed by whom makes said call. During the aforementioned period of time, the books and documents related to the purpose of the Assembly meeting shall be made available at corporate offices for any and all shareholders to be able to consult and, if applicable, shall include the Financial Information Document with its corresponding attachments and the opinion of the Examiners.
2. When the attendees at the Assembly represent the totality of voting stock issued, the call shall not be necessary. Nor shall it be necessary when an Assembly is suspended for whatever reason and is to continue on a different date and time. In both cases, it shall be noted in the corresponding Minutes.
3. The owners of voting stock may attend assembly meetings in person or through general or special proxy, where in the latter case only a power of attorney signed by said Shareholder is required.
4. In order to attend the Assembly meetings, shareholders must present, a minimum of two days prior to the date of the meeting, proof of ownership of one or more shares in voting stock. Said proof may be the instrument itself or certification from some National or Official Credit Institution authorized for deposit in the sense that said instrument or instruments in question are in deposit and that the person mentioned in the proof of deposit issued by the institution has the right to represent the stock registered by the instrument or instruments.
5. Before calling the meeting to order, the presiding official shall appoint one or more examiners who shall verify the number of voting shares in stock represented and shall make a list of the attendees, listing the number of shares each represents.
6. Once necessary attendance or quorum is established, the Chairman shall call the Assembly meeting to order and shall proceed to cover the agenda items, presiding over all agreements and debates.
7. The Chairman of the Board of Directors shall preside over the Assembly meeting, and if not present, the Vice Chairman and should both be absent, the person elected by the Assembly itself. The Secretary for the Assembly shall be the Secretary of the Board of Directors. If absent, the person elected by the Assembly itself.
8. The Secretary shall keep the Minutes and shall create a file for the same. The file shall contain the following:
   a. A copy of the newspaper in which the call to meeting was published, should it be the case.
   b. The attendance list of owners of voting stock.
   c. The powers of attorney presented or the extract of the document used as proof certified by the Secretary or Examiner.
   d. A copy of the minutes of the Assembly meeting.
   e. All reports, opinions and any and all documents presented during the Assembly meeting.

9. Should for any reason the call to order for a legally established Assembly meeting not be performed, a document stating the same with the corresponding reasons is required. A file of the same shall be kept as per paragraph eight above.
10. The decisions made by the General Assembly are legally binding for all shareholders in terms of the document herein. This includes opposing votes and those not present. There shall be no later recourse and the decisions are considered definitive. The Board of Directors is thereby authorized to act on the agreements, pronounce judgment and conduct the necessary measures or enter into the necessary contracts that are required for full compliance with agreements approved by the Assembly.
11. If a General Regular or Special Shareholders' Assembly, duly called, were not to have the necessary quorum, the call would be repeated with the same requirements and the same time periods outlined under paragraph one of this clause. An Assembly meeting stemming from a second or later call shall be held if and only if the number of shares in stock represented are those established under clause seven of these Bylaws, and shall be applicable for all types of Assembly meetings.

CHAPTER FOUR
CORPORATE ADMINISTRATION

NINE.- The corporate administration shall be conducted by a board of directors. Said board shall consist of the number of directors determined by the General Regular Shareholders' Assembly, and they shall be no less than five and no more than twenty. The totality of directors shall be appointed by Series "V" shareholders. Moreover, for each director, a corresponding alternate shall also be appointed.

TEN.- The Board of Directors shall be in charge of Corporate business, operations, actions and contracts related to the corporate purpose, with the exception of those deemed the sole domain of the General Regular or Special Assemblies by law or by the bylaws herein. Said Board shall represent the Corporation before any and all administrative and judicial authorities, with general proxy for acts of ownership and management and for collections, with no limits as per article two thousand five hundred and fifty-four of the Civil Code for Mexico City. It is also authorized to perform those duties stipulated by law as requiring special clause, including, but not limited to, the following powers:

a) Perform actions strictly pertaining to ownership such as, sell, mortgage or in any other manner perform a transfer or lien, as well as lease or affect, corporation property.
b) Accept money as a loan, pay guarantees, buy in installments and conduct credit operations without any limitations, including the signing and accepting of any manner of negotiable instruments and become a surety on behalf of the Corporation.
c) Direct, manage and in general control corporate businesses and the administration of all its properties, overseeing compliance of all contracts and agreements that have been signed with the purpose of meeting corporate objectives.
d) Prepare, approve and present to the examiner and shareholders the yearly financial information document as required by law, and present to the shareholders the resolutions deemed appropriate with regards to income, profits and losses.
e) Suggest plans and standards to be followed by the Corporation, especially with regards to purchase, sale, leasing, liens, mortgages and transfers of all manner of properties, real estate, rights and concessions, franchises, the securing of loans, and all other major administrative proceedings and problems.
f) Freely appoint and remove proxies and other corporation officials and employees, grant them powers and modify the same but always setting the limits outlined under the Clause Seventeen, establish the emoluments and set the personal guaranty that should be paid to secure absolute compliance with obligations.
g) Establish and close branch and agency offices for the company.
h) With limits established under Clause Seventeen, wholly or partially delegate powers to any person, entity, group of persons, managers or any other official or proxy, as well as granting general or special powers, legal mandates or administrative proxy for any period of time, and delegate to any person, whether a member or not of the Board of Directors, the power to confer or revoke general and special powers, and to perform any other proceeding that should be completed.
i) To issue and convert shares when it does not imply changes to the Capital Stock.

j) The non-delegable power to resolve the purchasing of representative shares of Capital Stock, through the Mexican Stock Exchange, at current market price, chargeable to Capital Stock and, should the case arise, a reserve stemming from net earnings for the purchasing of own shares. In addition, its later placement among the investor community. Perform all procedures pertaining to ownership such as to sell, mortgage or perform any manner of transfer or lien, and to lease or put up in guarantee corporate property.
k) The non-delegable power of the board to approve operations not falling under the regular line of business and which would take place between the corporation and its partners with persons who are part of the corporate management, or with whom said persons have equity ties, or if applicable, blood ties or ties to the second degree, the spouse or common law spouse. Those operations representing more than one percent of corporate assets. The purchase or sale of ten percent or more of assets and the granting of guarantees for amounts exceeding thirty percent of assets.
l) After having first received an opinion from the Audit Committee, decide on and approve those transactions that the Corporation or its Subsidiaries wish to execute with related parties or which compromise corporate wealth as per Article 14 bis, Section IV, paragraph d), of the Securities Market Act.
m) All others conferred by national law and Company Bylaws that are not reserved as the sole domain of the shareholders.

ELEVEN.

1. The members of the Board of Directors shall be appointed as outlined under Clause Nine and shall hold that position for the time period established by the assembly, until such time as replacements have been elected and assume their duties. Notwithstanding, a duly called Shareholders' Assembly may revoke the appointment of one or more Directors.
2. The members of the Board of Directors shall deposit with the Corporation Treasury the amount of one thousand pesos or shall produce a guarantee for said amount, to the satisfaction of the Assembly. Said amount deposited or in guarantee is to cover the liability that could be incurred during the performance of their duties. Notwithstanding, the shareholders may demand a larger or different amount.
3. The directors shall be appointed through majority rule of voting stock present during the General Regular Shareholders' Assembly.
4. Minority shareholders who represent at least ten percent of capital stock, represented by subscribed corporate stock with voting rights shall have the right to choose a Director and an Alternate Director and who may be removed only when the other board members are removed.
5. If upon holding elections as per that outlined under paragraph three of this clause, a minority shareholder or group of minority shareholders exercise the right during any shareholder assembly, as outlined under paragraph four above regarding the appointment of a Director and the corresponding Alternate Director for a given corporate period or part of one, said minority shareholder or group of minority shareholders may not vote during the appointment of the rest of the Directors for the same complete or partial period.

TWELVE.

1. The Board of Director meetings shall be held at the corporate domicile, in the branch offices or agencies that have been set up anywhere else in Mexico that the board may designate.

   Decisions may be unanimously made outside of board sessions, and these decisions shall have the same validity as if they had been made during board meetings. In this case, these decisions may be made regardless of the location of each board member, and of the means used for communication. Said decisions should be confirmed in writing, and shall be set down in the book containing board minutes and be duly signed by the chairman and secretary or alternate secretary.

2. Board of Director meetings may take place at any moment called by the chairman, the secretary, the alternate secretary, twenty-five percent of the directors or any of the examiners for the corporation, either in writing or through any other means at least five days prior to the meeting date, specifying the time, date and the agenda.

   The Board of Directors must meet at least once every three months.

3. The Board members may waive in writing the need for a call to meeting and when a Director is present, it shall be considered as a waiver to the call.
4. With the exception of cases that will be outlined further in this same paragraph regarding the establishing of a quorum for any Board of Directors meeting, a minimum of one half plus one directors or alternates

for the same must be present. Decisions regarding all matters in the domain of the Board and listed on the agenda shall be considered approved when at least one half plus one of Directors or Alternates issue a positive vote. To deal with and legally arrive at a decision on the matters listed below, the Chairman or the Vice-Chairman of the Board must be present, in addition to at least half plus one of the Directors or Alternate Directors. Decisions are considered approved with a positive vote of the Chairman or the Vice-Chairman and at least half plus one of the Directors or Alternate Directors. These matters are:

a. Any operation meant to purchase or acquire by whatever instrument, to sell or transfer any instrument regarding fixed assets of corporate property or to enter into any permanent investment exceeding twenty-five percent of book value according to the latest Financial Information statement approved by the shareholders.
b. Incur debts with an expiration date beyond twelve months and in excess of twenty-five percent of book value according to the latest Financial Information document approved by the shareholders.
c. Grant guarantees, liens, mortgages and other securities of any kind in excess of twenty-five percent of book value according to the latest financial information document approved by the shareholders.
d. The appointment or removal of the Chairman of the Board and the company CEO, as well as the granting or revoking of their respective powers.
e. Supply instructions regarding the form and terms for issuing votes on shares pertaining to the Corporation, in General Regular and Special Assemblies, for those companies where it is majority shareholder. In the case of a tie, the Chairman, or Vice-Chairman shall have the deciding vote.

5. There is to be official Minutes recorded for every Board of Directors meeting and the same is to be kept in the Document Book, and is to be signed by the Chairman and Secretary of the Board.
6. The Directors are to receive fees for their services as such. Said fees are to be set by the General Shareholders' Assembly. In addition, travel expenses incurred by Company operations are to be paid, as well as travel expenses to and from the place where the meeting is to be held.
7. Board members are in charge of decisions made regarding matters outlined under section k) of clause ten, with the exception of that stated under article one hundred and fifty-nine of the General Law on Commercial Enterprises.

CHAPTER FIVE
OFFICIALS

THIRTEEN.- Once the Board of Directors is duly formed, in its first meeting it should appoint among its members a Chairman, and one or two Vice-Chairmen. Should two be appointed for this latter position, the first one appointed shall serve as first Vice-Chairman and the second as Second Vice-Chairman. In addition a secretary must be appointed and a treasurer is optional, both who may or may not be Board members.

FOURTEEN.- The duties and obligations for the Chairman of the Board, or the Vice-Chairman in absence of the former, are as follows:

I. Preside over General Shareholder Assemblies and ensure compliance with resolutions when a special executor is not appointed.
II. Make calls to Board of Director meetings, preside over the same and ensure compliance with resolutions when a special executor is not appointed.
III. Sign Minutes for Shareholder Assemblies and Board meetings presided over, as well as copies of said documents when issued upon request of interested parties.
IV. Supervise strict compliance with the Corporation Bylaws and all agreements approved by board assemblies and committees. .
V. On a yearly basis, produce a detailed report for the Shareholders on the state of affairs of the Corporation.
VI. Any other duties and obligations granted or imposed by the Board of Directors.

FIFTEEN.- Should the Board of Directors decide to create the position of Treasurer, the latter shall have the following duties and obligations:

I. The safekeeping of corporate funds and supervise management and investment of the same.

II. The safekeeping of shares and cash deposited by the Directors, Examiners, CEO and other officials, guaranteeing proper management, or the security policies and issuing the corresponding receipts.

III. Supervise that corporation accounting be properly conducted and that applicable tax provisions be strictly followed.

IV. Ensure that the annual Financial Information document be properly prepared and presented in a timely manner to the Board for approval, who in turn must obtain the opinion of the Examiner and present information to the General Regular Shareholders' Assembly.

SIXTEEN.- The Secretary for the Board of Directors shall be in charge of the following:

1. Perform the duties of Secretary during Shareholder Assemblies and Board meetings, in addition to taking the Minutes for both, and signing the same together with the Chairman of the Board.
2. Keep the record book for Shareholder Assemblies and Board of Director meetings, as well as the Record for Registered Shares and the Record for Increases and Reductions in Capital Stock.
3. Supply copies of documents recorded in said books, upon request, to those with right to the same.

SEVENTEEN.- The Board of Directors may freely appoint and remove the CEO, who may or may not be a shareholder, and who shall have the obligations, rights and compensation allocated, and shall guarantee the proper management in keeping with the same manner in which the Directors must do the same. The attributions granted said CEO as well as any other official employed by the corporation shall always be limited to prior authorization by the Board, as per that contained under clause twelve, paragraph four of the bylaws herein. The duties for the Directors and CEO shall be compatible and may be performed by one same person, and in such case, the aforementioned guarantee need only be produced one single time.

EIGHTEEN.- The Directors, or in their absence the Board, may freely appoint and remove one or more Managers, Assistant Managers and Proxies for the corporation, and who may or may not be shareholders. They are to be instructed on their authorizations, obligations and emoluments, with clear indication given of the scope of their attributes so their duties may be properly conducted in the businesses and places that the Board itself designates.

CHAPTER SIX
SUPERVISION OVER THE CORPORATION

NINETEEN.- Supervision over the corporation shall be the responsibility of one or more Examiners and Alternate Examiners, who may or may not be shareholders. The Examiners shall be appointed on annual basis by the Shareholders' Assembly, having the rights and obligations conferred by article one hundred and sixty-six of the General Law on Commercial Enterprises. They shall hold their positions for one year or until proper replacements have been appointed and can assume the position. Any minority representing ten percent of capital stock through voting subscribed stock shall also have the right to appoint an Examiner and an Alternate Examiner. The Examiners must deposit one thousand pesos or a security for an equal amount with the Corporation Treasury, to the satisfaction of the Assembly, to guarantee full compliance with duties. Notwithstanding, the Shareholders' Assembly may demand a greater or different guarantee.

In addition to receiving a call to the Board of Director meetings, the examiners must also be duly called to all sessions of those intermediary advisory boards to whom the board of directors may have delegated any type of authority.

CHAPTER SEVEN
PROFITS AND RESERVE FUND

TWENTY. - Upon close of each fiscal year, the Financial Information document shall be prepared within the following three months, presenting the same to the general shareholders' assembly for their approval regarding net profits. Once the shareholders' assembly has approved inventory and the financial information document, the following distribution is in order:

a. A minimum of five percent is to be set aside for the reserve fund as per that stipulated under article twenty of the General Law on Commercial Enterprises, until said fund amounts to twenty percent of capital stock. Said amounts are also to be used to create any other fund approved by the General Assembly.
b. The remaining profits shall be used as agreed by the General Regular Shareholders' Assembly. When so instructed to do so, the Board of Directors may at any time pay dividends on profits earned according to the Financial Information documents approved by the shareholders. All dividends decreed and not collected by shareholders within a period of five years shall be deemed waived in favor of the corporation.
c. When so decreed by the General Special Shareholders' Assembly, the corporation may proceed to amortize shares with distributable profits by following the rules set forth under the General Law on Commercial Enterprises.

CHAPTER EIGHT
CORPORATION TERMINATION AND SETTLEMENT

TWENTY-ONE.- The corporation shall be terminated upon expiration of the time period mentioned under clause four, unless said period is extended prior to its expiration date by agreement reached during a Special Shareholders' Assembly meeting or prior to said expiration for any of the reasons outlined under article two hundred and twenty-nine of the General Law on Commercial Enterprises.

TWENTY-TWO.- After completing the termination of the Corporation by the Shareholders' Assembly, one or two liquidators shall be appointed. They shall conduct settlement procedures for the same and distribute the products among the shareholders in the exact same proportion of the shares in stock each possesses. Said liquidators shall be fully empowered to perform the settlement, collect all amounts due the Corporation and pay all amounts owed. They are to initiate any and all forms of suits and follow through on the same to conclusion with the full general legal powers of attorney pursuant to articles two thousand five hundred and fifty-four and two thousand five hundred and eighty-seven of the Civil Code for Mexico City. They are equally authorized to cancel mortgages and other liens; settle disputes and sell properties or securities of any kind. With regards to any powers and obligations not specifically set forth in these bylaws, the liquidators shall have all those conferred by articles two hundred and forty-two and those that follow under the Law on Commercial Enterprises.

TWENTY-THREE.- The shareholders shall be responsible for corporation losses only in the amount of the value of their respective subscribed shares in stock, regardless of non-payment of the same.

TWENTY-FOUR.- The founding partners as such do not set aside any special sharing of profits.

CHAPTER NINE
GENERAL PROVISIONS

TWENTY-FIVE.- Any foreigner who during the incorporation or at any later period acquires interests or shares in the Corporation shall, by virtue of either fact, be considered as a Mexican and it shall be understood that said foreigner agrees not to invoke the protection of his/her government. Should this condition be breached, he/she shall lose said interests or shares in favor of the Mexican nation.

TWENTY-SIX.- Corporate periods for the Company shall begin on January first and end on December thirty-first of each year, with the exception of the present period, beginning on August first and terminating on December thirty-first, nineteen hundred and eighty-nine.

TWENTY-SEVEN.- Any case not specifically covered in these articles of incorporation, the provisions under the General Law on Commercial Enterprises shall apply.

TWENTY-EIGHT.- In the case of listing of Corporate stock with the Securities Section of the National Registry for Securities and Brokers, either due to a request made by the Corporation itself or due to a resolution adopted by the National Banking and Securities Commission, under terms of the law, those shareholders holding a majority share of common stock or who, under whatsoever stipulation, have the right

to impose decisions during regular shareholder assembly meetings, or to appoint the majority of the members of the Board of Directors for Wal-Mart de Mexico, S.A. de C.V., are bound to tender a public offering, prior to cancellation and placement in a trust for a minimum of six months those resources needed to purchase at the same offering price, the shares in stock of those who did not attend said offering, but only if once the public offering is tendered and prior to cancellation of listing in the Registry, the aforementioned majority shareholders are unable to acquire 100% of the disbursed capital stock.

The public offering stipulated under clause twenty-eight herein should be tendered at least at the price listed with the Stock Market, as per the following paragraph, or the book value for the stock as per the most recent quarterly report filed with the Commission and the Stock Exchange prior to the start of the offering, whichever proves higher. Should said value change due to criteria applied when determining relevant information, it shall be necessary to consider the most recent financial information possessed by the Issuer.

The price listed with the Stock Exchange shall be the average weighted price by volume of operations conducted during the last thirty days in which Issuer stock was traded, prior to the offering date, for a maximum period of six months. Should the number of days in which the stock traded during the aforementioned period be less than thirty, the actual number of trading days will be used. In the event the stock is not traded during said period, the book value for the stock shall be used.

Should the offering encompass more than one series of shares mentioned in the paragraph hereinabove, the average should be taken for each of the series to be cancelled, using the highest average as the trade value for the public offering of all series.

The Board of Directors for the Issuer, Should, within five days prior to the beginning of the offering, render an opinion on the price justification for the public offering. Said opinion should take into account both the interests of the minority shareholders as per that stated under Article 16, paragraph two of the Securities Market Act as well as taking the opinion issued by the Audit Committee which, in the event is an opposing view, should be divulged. Should the Board of Directors face situations that could constitute a conflict of interests, the opinion of the Board should accompany another opinion from an Independent Expert who has been selected by the Audit Committee. Special emphasis should be placed on safeguarding the rights of minority shareholders.

Shareholders having a controlling interest in the Corporation shall not be bound to tender the aforementioned public offering with regards to the cancellation of the listing if and only if consent is given, through agreement reached by the assembly, by those shareholders representing at least 95% of Corporate Capital Stock and if *the amount offered for publicly traded shares is less than 300,000 investment units, as per that set* forth under this clause. In order to request and obtain said cancellation, it is understood that the Issuer shall create the trust mentioned in this clause, and through the SEDI give notice of the cancellation and the creation of said trust.

That set forth in this clause shall be applicable, as the case may be, to common stock certificates and to certificates representing two or more shares of one or more Corporate stock series.

Those shareholders bound to tender the public offering may request from the Commission, considering the Issuer's financial standing and prospects, authorization to use a different basis for determining the price mentioned under the second paragraph of this clause. For the Commission to grant said authorization it must first receive the agreement from the Board of Directors and to which the Audit Committee has issued a favorable opinion. Said opinion shall contain justification for establishing a different price, together with a report issued by the Independent Expert emphasizing that the price complies with that set forth under Article 16 of the Securities Market Act.

5) Stock Market

a) Stock Structure

Wal-Mart de Mexico stock trades in the Mexican Stock Exchange under the WALMEX stock symbol.

Stock Structure
As of December 31, 2003
Millions of shares

Series V	*Series C*
3,909	524
88%	12%
Free subscription, with voting rights	Free subscription, without voting rights
Total	
4,433	
100%	

The company has a sponsored ADR program on its series "V" shares. The depositary bank is JPMorgan Chase Bank.

b) Stock Performance in the Securities Market

Relevant stock indicators 1999-2003

	1999		*2000*		*2001*		*2002*		*2003*	
	Series V	*Series C*	*Series V*	*Series C*	*Series V*	*Series C*	*Series V*	*Series C*	*Series V*	*Series C*
Maximum Price	19.36	18.64	26.30	24.00	25.40	23.24	32.93	27.67	33.86	30.94
Minimum Price	9.50	9.64	16.92	16.00	17.79	16.35	22.98	19.82	23.28	20.70
Closing Price	19.00	18.04	19.10	17.70	25.00	21.50	23.61	20.17	32.03	30.06
Volume (millions)	816.6	445.7	1,191.1	337.8	915.5	253.3	872.9	355.3	901.7	268.0

Relevant stock indicators 2002

	1st Quarter		*2nd Quarter*		*3rd Quarter*		*4th Quarter*	
	Series V	*Series C*	*Series V*	*Series C*	*Series V*	*Series C*	*Series V*	*Series C*
Maximum Price	29.97	25.98	32.93	27.67	27.55	24.16	25.96	22.18
Minimum Price	24.37	21.52	25.54	21.59	23.49	20.20	22.98	19.82
Closing Price	29.66	25.90	27.03	23.03	24.73	21.25	23.61	20.17
Volume (millions)	233.7	95.6	222.8	112.2	229.0	87.7	187.4	59.8

Relevant stock indicators 2003

	1st Quarter		*2nd Quarter*		*3rd Quarter*		*4th Quarter*	
	Series V	*Series C*	*Series V*	*Series C*	*Series V*	*Series C*	*Series V*	*Series C*
Maximum Price	26.79	23.87	32.13	28.99	32.12	29.09	33.86	30.94
Minimum Price	23.28	20.70	26.00	23.10	29.09	26.39	30.11	27.90
Closing Price	26.21	23.38	30.86	28.10	31.88	28.61	32.03	30.06
Volume (millions)	252.7	58.5	194.3	60.6	212.8	69.1	241.9	79.7

Relevant stock indicators July 2003 – December 2003

	July		*August*		*September*		*October*		*November*		*December*	
	Series V	*Series C*	*Series V*	*Series C*	*Series V*	*Series C*	*Series V*	*Series C*	*Series V*	*Series C*	*Series V*	*Series C*
Maximum Price	32.07	28.87	31.51	28.30	32.12	29.09	32.59	29.20	33.86	30.94	32.42	30.36
Minimum Price	29.85	27.50	29.09	26.39	30.48	27.35	30.11	27.90	30.49	28.58	30.25	28.93
Closing Price	31.46	28.27	30.23	27.30	31.88	28.61	30.82	28.73	32.51	30.47	32.03	30.06
Volume (millions)	59.7	24.2	68.9	25.6	84.2	19.3	103.3	23.2	80.3	23.9	58.3	32.6

Relevant matters subsequent to the close of the fiscal year

The Annual Shareholders Assembly of Wal-Mart de Mexico took place on February 25, 2004 where among other concepts, the following were approved:

- Series "C" shares were exchanged for Series "V"; as per that mentioned in section *1) General Information, WALMEX in the Stock Market.*
- Dividend payment; as per that mentioned in section *xiii) Dividends*

As a result, total shares in circulation as of March 31, 2004 were of 4,473,929,032 series "V" shares, which represent the entire Capital Stock for Wal-Mart de Mexico, S.A. de C.V.

6) People in charge

"The undersigned hereby swear that in the scope of our respective duties, we have prepared information on the issuer contained in the present yearly report and it is to the best of our knowledge a reasonable reflection of its situation. In addition, we hereby claim to know of no deliberate omission or altering of relevant information in this annual report, which could lead to errors by investors."

Jose Luis Rodriguezmacedo
Senior Vice president and Legal Director

Rafael Matute
Executive Vice president and CFO

Eduardo Castro-Wright
Chief Executive Officer

Date: August 31, 2004

"The undersigned hereby swears that opinion was rendered on the financial statements contained in the present annual report for Wal-Mart de Mexico, S.A. de C.V., as of December 31, 2003 and 2002 and for the years ending on these dates, according to generally accepted auditing standards. In addition, I hereby claim that within the scope of the work performed to render the aforementioned opinion, to my knowledge no relevant financial information contained in this annual report was deliberately omitted or altered, and that said report contains no information that could lead to errors by investors."

CPA Agustin Aguilar
External Auditor

Date: August 31, 2004

7) Attachments

a) Consolidated Financial Statements and Opinion of the Statutory Auditor

REPORT OF INDEPENDENT AUDITORS

To the Shareholders of Wal-Mart de Mexico, S.A. de C.V.

We have audited the accompanying consolidated balance sheets of Wal-Mart de Mexico, S.A. de C.V. and Subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of income, changes in shareholders' equity and changes in financial position for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Mexico. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and are prepared in conformity with accounting principles generally accepted in Mexico. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Wal-Mart de Mexico, S.A. de C.V. and Subsidiaries at December 31, 2003 and 2002, and the consolidated results of their operations, changes in their shareholders' equity and changes in their financial position for the years then ended, in conformity with accounting principles generally accepted in Mexico.

Mancera, S.C. A Member Practice of Ernst & Young Global
Agustin Aguilar
Mexico City, January 30, 2004

OPINION OF THE STATUTORY AUDITOR

To the Shareholders of Wal-Mart de Mexico, S.A. de C.V.

In my capacity as statutory auditor and in compliance with the provisions of Article 166 of the Mexican Corporations Act and the bylaws of Wal-Mart de Mexico, S.A. de C.V., I am pleased to submit my report on the consolidated financial statements for the year ended December 31, 2003, presented to you by the Board of Directors.

I, or in my absence the alternate statutory auditor, attended the Shareholders', the Board of Directors' and the audit committee meetings to which I was summoned and I obtained from the board members and the Company's officers the information on the Company's operations, documentation and records that I considered necessary for examination. I conducted my review in accordance with generally accepted auditing standards.

In my opinion, the accounting and reporting policies and criteria observed by the Company in the preparation of the consolidated financial statements that are being presented to the shareholders are adequate and sufficient and were applied on a basis consistent with that of the prior year. Consequently, it is also my opinion that the above-mentioned consolidated financial statements present fairly, in all material respects, the consolidated financial position of Wal-Mart de Mexico, S.A. de C.V. and Subsidiaries at December 31, 2003, and the consolidated results of their operations, changes in their shareholders' equity and changes in their financial position for the year then ended, in conformity with generally accepted accounting principles.

Alberto Tiburcio
Statutory Auditor
Mexico City, January 30, 2004

AUDIT COMMITTEE REPORT

The administration of Wal-Mart de Mexico, S.A. de C.V., has the responsibility to issue the consolidated financial statements based on accounting principles generally accepted in Mexico, the timely preparation of the content of the financial information, and implementing internal control systems.

The Committee evaluated the performance of the Independent Auditors, who have the responsibility of rendering an opinion on the reasonability of the Company's financial statements and their compliance with Mexican generally accepted accounting principles. It was decided that Mancera, S.C. (a member firm of Ernst & Young Global) fully meets the needs for professional quality and independence of criteria and economic action as required. Accordingly, it was suggested that the Company's Board of Directors retain their services with the purpose of examining and issuing the corresponding report on the financial statements for Wal-Mart de Mexico, S.A. de C.V., and subsidiaries as of December 31, 2003.

On the other hand, with the support of Internal Audit, the Committee ensures that the internal control system has been reviewed and evaluated. In our opinion that said system meets the required effectiveness so the Company can operate within an overall atmosphere of control.

As part of the surveillance processes, the Committee meets regularly in sessions with the Administration and external and internal auditors, and then reports the outcome to the Board of Directors.

Based on the work completed, we recommend the Board of Directors submit the financial statements for Wal-Mart de Mexico, S.A. de C.V. and subsidiaries for the fiscal year ended on December 31, 2003, to the Shareholders' meeting for their approval.

Ernesto Vega
Chairman
Mexico City, February 9, 2004

CONSOLIDATED BALANCE SHEETS

(Notes 1 and 2)

Thousands of Mexican pesos with purchasing power at December 31, 2003

	December 31	
	2003	*2002*
ASSETS		
Current assets:		
Cash and cash equivalents	Ps. 11,763,743	Ps. 10,156,806
Accounts receivable – net (Note 3)	1,982,551	2,196,738
Inventories	10,736,039	11,202,772
Prepaid expenses	322,107	197,653
Total Current assets	24,804,440	23,753,969
Property and equipment - net (Note 4)	40,848,606	38,339,779
Total assets	Ps. 65,653,046	Ps. 62,093,748
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable to suppliers (Note 5)	Ps. 14,891,663	Ps. 14,435,139
Other accounts payable (Note 5)	3,755,285	2,707,825
Total current liabilities	18,646,948	17,142,964
Deferred income tax (Note 7)	5,092,549	5,515,203
Reserve for seniority premiums (Note 8)	24,837	25,824
Total liabilities	23,764,334	22,683,991
Shareholders' equity (Note 9):		
Capital stock	12,484,202	12,520,896
Legal reserve	2,422,937	2,167,695
Retained earnings	32,422,909	28,897,852
Reserve for repurchase of shares	2,590,984	3,377,304
Accumulated result of restatement	(8,576,444)	(8,167,114)
Premium on sale of shares	2,049,589	2,069,733
Employee stock option plan fund	(1,505,465)	(1,456,609)
Total shareholders' equity	41,888,712	39,409,757
Total liabilities and shareholders' equity	Ps. 65,653,046	Ps. 62,093,748

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF INCOME

(Notes 1 and 2)

Thousands of Mexican pesos with purchasing power at December 31, 2003

	Year ended December 31	
	2003	*2002*
Net sales	Ps. 120,280,425	Ps. 110,016,973
Other income (Note 10)	272,664	504,663
Total income	120,553,089	110,521,636
Cost of sales	(95,548,621)	(87,605,280)
Gross profit	25,004,468	22,916,356
Operating expenses	(17,626,183)	(16,349,529)
Operating income	7,378,285	6,566,827
Comprehensive financial income:		
Financial income – net	637,386	743,140
Exchange gain (loss)	11,605	(4,082)
Monetary position gain	190,981	241,389
	839,972	980,447
Other expenses – net	(165,430)	(144,984)
Income before income tax and employee profit sharing	8,052,827	7,402,290
Income tax and employee profit sharing (Note 7)	(2,595,614)	(2,262,462)
Net income	**Ps. 5,457,213**	**Ps. 5,139,828**
Earnings per share (in pesos)	**Ps. 1.225**	**Ps. 1.146**

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

For the years ended December 31, 2003 and 2002

(Notes 1, 2 and 9)

Thousands of Mexican pesos with purchasing power at December 31, 2003

	Capital stock	Legal reserve	Retained earnings	Reserve for repurchase of shares	Accumulated result of restatement	Premium on sale of shares	Employee stock option plan fund	Total
Balances at January 1, 2002	Ps.11,335,739	Ps. 1,939,167	Ps. 25,471,370	Ps. 4,046,950	Ps.(7,666,620)	Ps. 2,090,782	Ps. (1,114,804)	Ps.36,102,584
Movements in employee stock option plan fund						(21,049)	(325,483)	(346,532)
Increase in legal reserve		228,528	(228,528)					-
Repurchase of shares	(40,770)			(669,646)				(710,416)
Dividends capitalized and paid	1,225,927		(1,484,818)		15,608		(16,322)	(259,605)
Comprehensive income			5,139,828		(516,102)			4,623,726
Balances at December 31, 2002	12,520,896	2,167,695	28,897,852	3,377,304	(8,167,114)	2,069,733	(1,456,609)	39,409,757
Movements in employee stock option plan fund						(20,144)	(48,856)	(69,000)
Increase in legal reserve		255,242	(255,242)					-
Repurchase of shares	(36,694)			(786,320)				(823,014)
Dividends paid			(1,676,914)					(1,676,914)
Comprehensive income			5,457,213		(409,330)			5,047,883
Balances at December 31, 2003	Ps.12,484,202	Ps. 2,422,937	Ps.32,422,909	Ps. 2,590,984	Ps.(8,576,444)	Ps. 2,049,589	Ps. (1,505,465)	Ps.41,888,712

The accompanying notes are an integral part of these financial statements.

FILE N° 82-4609

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

(Notes 1 and 2)

Thousands of Mexican pesos with purchasing power at December 31, 2003

	Year ended December 31	
	2003	*2002*
OPERATING ACTIVITIES		
Net income	Ps. 5,457,213	Ps. 5,139,828
Changes (credits) not requiring the use of (providing) resources:		
Depreciation	2,306,501	2,085,880
Seniority premiums	23,223	24,407
Deferred income tax	(366,621)	179,732
	7,420,316	7,429,847
Changes in:		
Accounts receivable	214,187	(451,453)
Inventories	55,894	(2,033,595)
Prepaid expenses	(124,454)	141,724
Accounts payable to suppliers	456,524	917,309
Other accounts payable	991,427	230,299
Reserve for seniority premiums	(24,636)	-
Resources provided by operating activities	8,989,258	6,234,131
FINANCING ACTIVITIES		
Payment of dividends	(1,676,914)	(259,605)
Repurchase of shares	(823,014)	(710,416)
Resources used in financing activities	(2,499,928)	(970,021)
INVESTING ACTIVITIES		
Purchase of property and equipment	(5,176,141)	(5,244,388)
Sale and retirement of property and equipment	362,748	152,995
Employee stock option plan - net	(69,000)	(346,532)
Resources used in investing activities	(4,882,393)	(5,437,925)
Increase (decrease) in cash and cash equivalents	1,606,937	(173,815)
Cash and cash equivalents at beginning of year	10,156,806	10,330,621
Cash and cash equivalents at end of year	**Ps. 11,763,743**	**Ps. 10,156,806**

The accompanying notes are an integral part of these financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2003 and 2002

Thousands of Mexican pesos with purchasing power at December 31, 2003, unless otherwise indicated

NOTE 1 – DESCRIPTION OF THE BUSINESS:

Wal-Mart de Mexico, S.A. de C.V. (WALMEX or "the Company") is a Mexican corporation whose shares are traded on the Mexican Stock Exchange. The Company's majority shareholder is Wal-Mart Stores, Inc., a U.S. corporation.

WALMEX has a 99.9% equity interest in the following groups of companies:

Group	*Line of business*
Nueva Wal-Mart	Operation of 53 (50 in 2002) Sam's Club membership self-service wholesale stores, 140 (116 in 2002) Bodega Aurrera, discount stores, 83 (75 in 2002) Wal-Mart Supercenter hypermarkets, with apparel, general merchandise and supermarket departments, and 44 Superama supermarkets during both years.
Suburbia	Operation of 52 (50 in 2002) Suburbia stores with apparel and accessories for the entire family.
Vips	Operation of 215 (208 in 2002) Vips restaurants serving international cuisine, 47 (45 in 2002) El Porton restaurants serving Mexican food, and 7 restaurants specializing in Italian food during both years.
Real estate	Real estate developments and managements of real estate companies.
Corporate entities	Providing of professional services to companies in the group.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES:

The most accounting policies observed in the preparation of the financial statements are described below:

a. The accompanying consolidated financial statements include the statements of WALMEX and those of its subsidiaries, which are grouped as described in Note 1. All intercompany balances and transactions were eliminated in consolidation.

b. The consolidated financial statements provide comprehensive recognition of the effects of inflation on the financial information as required by accounting Bulletin B-10 issued by the Mexican Institute of Public Accountants (IMCP).

c. The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates in some items. Actual results might differ from these estimates.

d. Cash equivalents are stated at cost plus accrued interest, not in excess of market value.

   The Company has no financial instruments (derivatives).

e. Inventories are stated at average cost, determined largely using the retail method. Due to the rapid turnover of inventories, the cost so determined is considered to be similar to replacement cost at the balance sheet date.

f. Property and equipment are recorded initially at cost and the restated using the constant-peso-value method as described in Note 4.

   Fixed asset depreciation is computed using the straight-line method, at rates ranging from 3% to 33%.

g. Foreign currency denominated monetary assets and liabilities are translated to Mexican pesos using the prevailing exchange rate at the balance sheet date. Exchange differences determined are charged or credited to income.

h. As prescribed by Mexican accounting Bulletin D-4 issued by IMCP, deferred income tax is determined by applying the enacted corporate income tax rate at the latest balance sheet date to temporary differences in balance sheet account for financial and tax reporting purposes.

   Current year employee profit sharing is charged to results of operation and represents a liability due and payable in a period of less than one year.

i. Seniority premiums accruing to employees in terms of Mexican labor law are recognized as a cost of the years in which services are rendered, base on independent actuarial computations.

   All other payments accruing to employees or their beneficiaries in the event of separation or death in terms of Mexican labor law are charged to income, if and when the expense is incurred.

j. The most important inflation accounting concepts and procedures are described below:

   The accumulated effect of restatement includes the accumulated monetary position result at the time the effects of inflation in the financial information were first recognized, as well as the result from holding non monetary assets, which represents the change in the specific value of non monetary assets over or under the rate of inflation as measured by the National Consumer Price Index (NCPI).

   The net monetary position is determined by applying the NCPI to average net monetary assets and liabilities during the period.

k. The employee stock option plan fund is comprised of series "C" WALMEX shares presented at acquisition cost, as restated based on the NCPI. The plan is designed to grant stock option to executives of the companies in the Group, as approved by the National Banking and Securities Commission.

l. The premium on the sale of shares represents the difference between the restated value if the shares and the value at which such shares were assigned to executives of companies in the Group, net of the corresponding income tax.

m. Comprehensive income consists of the current year net income plus the current year restatement.

n. Effective January 2003, the Company decided to adopt on a basis the requirements of SAB-101, Revenue Recognition in Financial Statements, issued by the Securities and Exchange Commission (SEC). Such pronouncement establishes the guidelines for recognizing on a deferred basis revenue from sale of memberships over the term of the membership.

   Through December 31, 2002, the Company recognized revenue from sales of Sam's Club memberships at the time the revenue was collected.

   Accrued revenue from sales of Sam's Club membership is recognized in the 2003 statement of income in a separate caption after sales. Such revenue for the year ended December 31, 2002 was reclassified to this caption for uniformity of presentation with the 2003 financial statements (see Note 10).

o. Segment financial information has been prepared using the management approach established in Mexican accounting Bulletin B-5 issued in April 2003 by the IMCP. This Bulletin replaces the supplementary requirements of International Accounting Standard No. 14.

NOTE 3 – ACCOUNTS RECEIVABLE:

The balance of this account at December 31, 2003, is presented net of an allowance for bad debts of Ps. 308,829.

NOTE 4 – PROPERTY AND EQUIPMENT:

Mexican accounting Bulletin B-10 specifies that property and equipment owned at December 31, 1996 that were restated at such date on the basis of appraisals made by independent experts are to be restated thereafter using the constant-peso-value method. Property and equipment acquired on or after January 1, 1997 are recorded initially at historical cost and then restated using the constant-peso-value method.

As analysis of this caption is as follows:

	December 31	
	2003	*2002*
Land	Ps.15,370,014	Ps. 14,566,393
Buildings	15,909,529	14,690,107
Facilities and leasehold improvements	8,599,008	7,819,864
	24,508,537	22,509,971
Less:		
Accumulated depreciation	(6,950,235)	(6,279,839)
	17,558,302	16,230,132
Fixtures and equipment	15,395,331	14,724,853
Less:		
Accumulated depreciation	(8,337,795)	(7,721,366)
	7,057,536	7,003,487
Construction in progress	862,754	539,767
Total	Ps.40,848,606	Ps. 38,339,779

Rental expense for the years ended December 31, 2003 and 2002 was Ps. 986,148 and Ps. 970,589, respectively.

NOTE 5 – RELATED PARTY BALANCES AND TRANSACTIONS:

Accounts payable to suppliers and other accounts payable include the following balances due to related parties:

	December 31	
	2003	*2002*
Accounts payable to suppliers:		
C.M.A – U.S.A., L.C.	Ps. 682,160	Ps. 777,930
WMGS Co., LTD	14,515	-
	Ps. 696,675	Ps. 777,930
Other accounts payable:		
Wal-Mart Stores, Inc.	Ps. 185,289	Ps. 158,933

In the years ended December 31, the Company had the following transactions with related parties:

	December 31	
	2003	*2002*
Imported merchandise for sale	Ps. 3,564,066	Ps. 3,776,519
Technical assistance, services and royalties	Ps. 758,401	Ps. 611,497

NOTE 6 – FOREIGN CURRENCY DENOMINATED ASSETS AND LIABILITIES:

An analysis is as follows:

	December 31	
	2003	*2002*
	Thousands of dollars	
Assets	$ 155,759	$ 140,317
Liabilities	$ 154,364	$ 138,631

An analysis of U.S. dollar denominated transactions (excluding property and equipment) is as follows:

	December 31	
	2003	*2002*
	Thousands of dollars	
Imported merchandise for sale	$ 705,859	$ 827,944
Technical assistance, services and royalties	$ 71,351	$ 62,303

The exchange rate at December 31, 2003, used to translate U.S. dollar denominated balances was Ps. 11.2850 (Ps. 10.3800 at December 31, 2002) per U.S. dollar. At the date of the audit report, the exchange rate was Ps. 11.0614 per U.S. dollar.

NOTE 7 – INCOME TAX AND EMPLOYEE PROFIT SHARING:

The Company and its subsidiaries have been authorized by the Ministry of Finance and Public Credit to determine their tax results on a consolidated basis.

An analysis of taxes charged to results of operations of the years ended December 31, 2003 and 2002 is as follows:

	2003	*2002*
Current year income tax	Ps. 2,857,036	Ps. 1,964,504
Deferred income tax	(248,716)	350,076
Subtotal	2,608,320	2,314,580
Monetary position gain on initial effect and non monetary items of deferred income tax	(51,172)	(97,432)
Employee profit sharing	38,466	45,314
Total	Ps. 2,595,614	Ps. 2,262,462

An analysis of deferred tax liabilities (assets) derived from temporary differences is as follows:

	2003	*2002*
Property and equipment	Ps. 2,860,162	Ps. 2,773,708
Inventories	3,131,256	3,570,665
Other items – net	(898,869)	(829,170)
Total	Ps. 5,092,549	Ps. 5,515,203

The corporate income tax rate for 2003 was 34%. The rate for 2004 will be 33% and 32% in 2005 and succeeding years.

In conformity with Mexican accounting Bulletin D-4, deferred taxes were computed at the enacted tax rate that will be in force at the time temporary differences are expected to reverse.

NOTE 8 – SENIORITY PREMIUMS:

The Company has set up a defined benefits trust fund to cover seniority premiums accruing to employees, contributions to the fund are determined using the projected unit-credit method, employees make no contributions to the fund.

As analysis of assets, liabilities and costs related to seniority premiums, as well as assumptions considered in the computations is as follows:

	December 31	
	2003	*2002*
Vested benefit obligation	Ps. 81,500	Ps. 73,541
Current benefit obligation	Ps. 166,149	Ps. 149,083
Projected benefit obligation	Ps. 168,506	Ps. 150,899
Plan assets	(165,465)	(147,787)
Variances in assumptions and experience adjustments	21,796	22,712
Net projected liability	Ps. 24,837	Ps. 25,824
Labor cost	Ps. 24,781	Ps. 25,840
Financing cost	7,889	8,128
Return on plan assets	(9,124)	(9,561)
Amortization	(323)	-
Net period cost	Ps. 23,223	Ps. 24,407
Amortization period of variances assumptions and experience adjustments (years)	23.4	23.4

Seniority premiums payments made in 2003 and 2002 aggregated Ps.11,068 and Ps. 8,821, respectively. In the year ended December 31, 2003, the Company contributed Ps. 24,636 to the trust fund.

The rates considered in the actuarial computations for 2003 and 2002 were as follows:

	2003	*2002*
Discount rate for labor obligations	5.5%	5.5%
Salary increase	1.0%	2.5%
Return on plan assets	6.5%	6.5%

NOTE 9 – SHAREHOLDERS' EQUITY:

a. Regular shareholders' meetings:

The following resolutions were adopted at a regular shareholders' meeting held on February 26, 2003:

1. Approval of the maximum amount to be used by the Company in 2003 to repurchase its own shares. Such amount is Ps. 3,248,032 (nominal pesos).
2. Cancellation of 34,909,400 series "C" shares that were repurchased by the Company.
3. Increase of Ps. 247,154 (nominal pesos) in the legal reserve through a charge to retained earnings. The increase in constant pesos was Ps. 255,242.
4. Payment of cash dividend at Ps. 0.37 (nominal pesos) per share, irrespective of the series. The dividend will be paid starting March 13, 2003.
5. Approval of a movement between fixed and variable capital. Fixed capital is Ps. 650,372 (nominal pesos) and variable capital may not exceed ten times such amount.
6. Approval of the creation of Fundacion Wal-Mart de Mexico. Annual contributions to the Foundation may not exceed 0.05% of sales.

The following resolutions were adopted at a regular shareholders' meeting held on February 27, 2002:

1. Approval of the maximum amount to be used by the Company in 2002 to repurchase its own shares. Such amount is Ps. 3,717,512 (nominal pesos).
2. Cancellation of 24,734,200 series "C" shares that were repurchased by the Company.
3. Increase of Ps. 209,696 (nominal pesos) in the legal reserve through a charge to retained earnings. The increase in constant pesos was Ps. 228,528.
4. Payment of a dividend, at the election of the shareholder, of either Ps. 0.31(nominal pesos) per share of capital stock, irrespective of the series of the share, or a stock dividend at the rate of one series "C" share of capital stock for every 75 outstanding shares held by the shareholder.
5. Increase in the variable portion in the capital stock by issuing 59,251,441 new series "C" shares to be used for the sole purpose of their being delivered as stock dividend to the shareholders that elect to receive in this manner the dividend mentioned in subparagraph 4 above. Those new shares that are not subscribed and delivered to the shareholders shall be canceled and the proposed capital increase shall be reduced proportionally.

The time that the shareholders had to decide on whether they wished to accept the cash dividend or the stock dividend in terms of the resolution adopted at the shareholders' meeting held on February 27, 2002, expired on April 5, 2002. The company delivered 48,896,947 new series "C" shares representing an increase of Ps. 1,136,854 (nominal pesos) in the variable portion of capital stock. The increase in constant pesos was Ps. 1,225,927.

b. An analysis of nominal capital stock at December 31, 2003 and 2002 is as follow:

Capital stock	*2003*	*2002*
Fixed	Ps. 650,372	Ps. 525,000
Variable	4,914,896	5,076,675
Total	**Ps. 5,565,268**	**Ps. 5,601,675**

Capital stock at December, 31 2003 and 2002 consisted of the following registered shares with no par value:

Series	Number of shares 2003	Number of shares 2002
Series "V" free subscription common shares	3,909,124,724	3,909,124,724
Series "C" free subscription shares without voting rights	523,780,121	552,779,121
Total number of shares	4,432,904,845	4,461,903,845

Authorized maximum capital stock is Ps. 7,154,092 (nominal pesos).

Capital stock at December 31, 2003 and 2002 includes capitalized earnings of Ps. 1,645,234 (nominal pesos), for both years, and Ps.899,636 (nominal pesos) in both years in capitalized restatement accounts.

c. In the years ended December 31, 2003 and 2002, the Company repurchased its own series "C" shares, resulting in the following reduction in capital stock:

	2003	2002
Number of shares	28,999,000	30,851,200
Theoretical historical value	Ps. 36,407	Ps. 38,732
Theoretical restated value	Ps. 36,694	Ps. 40,771

The difference between the theoretical restated value and the repurchase cost of the shares acquired was applied to the previously established reserve for the repurchase of shares.

d. Distributed earnings and capital reductions in excess of the balance of the net tax profit account (CUFIN), the net reinvested tax profit account (CUFINRE), and the restated contributed capital account (CUCA) will be subject to taxation in terms of Articles 11 and 89 of the Mexican Income Tax Law.

At December 31, 2003 and 2002, the balance of the aforesaid tax accounts related to shareholders' equity aggregate Ps. 31,277,356 and Ps. 28,580,271, respectively.

e. The employee stock option plan fund consists of 62,011,850 series "C" WALMEX shares, of which 29,597,976 shares have been placed in a trust created for such purpose. All employee stock options are granted to executives at a value that is not less than the market value on the date of grant.

In accordance with current policies, Company executives may exercise their option to acquire the shares as follows: stock options granted before 2000, 50% at the end of the third year and 50% at the end of the fourth year, from the date of grant; and stock options granted after 2000 may be exercised in equal parts over five years. In all cases, the right to exercise and employee stock option expires in a period of ten years from the dated the option is granted, or sixty days following the executive's retirement from the Company.

Compensation for the Company's employee stock option plan is measured and recorded using the intrinsic value method following the guidelines of APB Opinion 25, as supplementary guidance to accounting principles generally accepted in Mexico.

For the year ended December 31, 2003, compensation expense charged to operating results was Ps. 6,976 (Ps. 28,233 in 2002).

An analysis of movements in the Company's employee stock option plan during 2003 and 2002 is as follows:

	Number of shares	Weighted average price per share (Nominal pesos)
Balance at January 1, 2002	51,050,782	17.69
Granted	14,763,491	24.99
Exercised	(2,929,086)	13.37
Balance at December 31, 2002	62,885,187	19.60
Granted	16,616,186	24.99
Exercised	(11,294,169)	14.71
Canceled	(6,817,029)	21.87
Balance at December 31, 2003	**61,390,175**	**21.71**

Shares available for option grant:		
December 31, 2003	621,675	
December 31, 2002	361,263	

At December 31, 2003, the employee stock option granted and exercisable and included in the employee stock option plan fund were as follows:

	Granted			Exercisable	
Range of exercise price	Number of shares	Weighted average remaining life in years	Weighted average price per share (nominal pesos)	Number of shares	Weighted average price per share (nominal pesos)
12.36	9,857,351	4.4	12.36	9,857,351	12.36
19.92 – 22.82	22,556,523	6.7	21.53	9,870,740	21.42
21.45 – 25.28	13,103,211	8.2	25.06	2,399,263	25.04
23.10 – 27.49	15,873,090	9.2	25.00	-	-
	61,390,175			22,127,354	

NOTE 10 – MEMBERSHIP REVENUE:

At December 31, 2003 unrecognized deferred revenue from sales of membership Ps. 280,785. Incorporating such revenue, results of operations of the year ended December 31, 2003 would have been as follows :

		2003		2002
Net sales	Ps.	120,280,425	Ps.	110,016,973
Other income		553,449		504,663
Total income		120,833,874		110,521,636
Cost of sales		(95,548,621)		(87,605,280)
Operating expenses		(17,626,183)		(16,349,529)
Operating income	Ps.	7,659,070	Ps.	6,566,827
Net income	Ps.	5,647,479	Ps.	5,139,828

NOTE 11 – SEGMENT INFORMATION:

The new Mexican accounting Bulletin B-5, Segment Information, issued by the Mexican Institute of Public Accountants, establishes the requirements for disclosing information by operating segments. Such information was prepared using the management approach and the criteria defined in this Bulletin. The segment "Other" consists of departmental stores, restaurants and real-estate transactions with third parties.

A breakdown of information by economic segments is as follows:

Segment	*Total income*		*Operating income*	
	2003	*2002*	*2003*	*2002*
Self services	Ps. 110,270,749	Ps. 100,501,642	Ps. 5,888,744	Ps. 5,139,860
Other	10,282,340	10,019,994	1,489,541	1,426,967
Consolidated	Ps. 120,553,089	Ps. 110,521,636	Ps. 7,378,285	Ps. 6,566,827

Segment	*Purchase of fixed assets*		*Depreciation*	
	2003	*2002*	*2003*	*2002*
Self services	Ps. 4,817,011	Ps. 4,754,968	Ps. 1,890,380	Ps. 1,679,707
Other	359,130	489,420	416,121	406,173
Consolidated	Ps. 5,176,141	Ps. 5,244,388	Ps. 2,306,501	Ps. 2,085,880

Segment	*Total assets*		*Current liabilities*	
	2003	*2002*	*2003*	*2002*
Self services	Ps. 49,793,036	Ps. 45,504,734	Ps. 15,958,260	Ps. 15,018,402
Other	7,827,971	7,542,579	1,355,842	1,454,429
Unassignable items	8,032,039	9,046,435	1,332,846	670,133
Consolidated	Ps. 65,653,046	Ps. 62,093,748	Ps. 18,646,948	Ps. 17,142,964

Unassignable items refer primarily to reserve land, cash and cash equivalents of the parent and real-estate companies, as well as income tax payable.

The Company operates in Mexico and makes sales to the general public.

NOTE 12 – SUBSEQUENT EVENT:

The new Mexican accounting Bulletin C-15, Impairment in the Value of Long-Lived Assets and Assets to Be Disposed of, went into effect in January 1, 2004. This Bulletin establishes the basis for identifying, recording and disclosing eventual impairment in the value of long-lived assets.

The Company has assessed the impact of Bulletin C-15 and has concluded that it will not have any significant initial effect on long-lived assets.